1
Exhibit 16.1

EMPEROR MINES LIMITED
Financial Report for the years ended 30 June 2005 and 30 June 2004
(Presented in Australian Dollars)

Contents
Page
Statements of financial performance
2
Statements of financial position
3
Statements of cash flows
4
Notes to the financial statements
5-54
Directors’ declaration
55
Report of Independent Registered Public Accounting Firm
56

2
Emperor Mines Limited
Statement of Financial Performance
For the years ended 30 June 2005 and 30 June 2004
(In Australian Dollars)
Un-audited

Notes
2005
$'000
2004
$'000
2003
$'000
Revenue from operating activities
66,345
66,716 65,329
Provision for hedging redesignation 22
(1,524)
(2,155) (4,864)
64,821
64,561 60,465
Revenue from outside operating activities
473
866 725
Revenue from ordinary activities
3
65,294
65,427 61,190
Changes in inventories of finished goods and work in progress
(4,295)
3,923 342
Raw materials and consumables used
(39,188)
(33,217) (35,251)
Employee expenses
(22,340)
(22,301) (23,892)
Exploration 4
(318)
(159) (829)
Administrative expenses
(1,792)
(1,888)
(1,665)
Other expenses from ordinary activities
(4,664)
(5,181) (3,991)
Earnings/(loss) before interest expense, tax, depreciation and amortisation
(7,303)
6,604
(4,096)
Borrowing costs 4
(103)
(166) (138)
Depreciation, amortisation and rehabilitation expense 4
(10,909)
(11,350) (11,058)
Impairment of mine assets 4
(15,248)
- -
(Loss) from ordinary activities before income tax

(33,563)
(4,912) (15,292)
Income tax (expense) 5
(171)
(18) (337)
(Loss) from ordinary activities after tax expense
(33,734)
(4,930)
(15,629)
Net exchange differences on translation of financial report of foreign controlled entity
(1,811)
63 (1,681)
Total changes in equity other than those resulting from
transactions with owners as owners

25
(35,545)
(4,867) (17,310)
$
$ $
Basic earnings/(loss) per share 38
(0.23)
(0.04) (0.14)
Diluted earning/(loss) per share 38
(0.23)
(0.04) (0.14)

The above Statements of Financial Performance should be read in conjunction with the accompanying Notes.

3
Emperor Mines Limited
Statement of Financial Position
As at 30 June 2005 and 30 June 2004
(In Australian Dollars)

Notes
2005
$'000
2004
$'000
Current assets
   Cash assets 6
3,733
3,658
   Receivables 7
3,210
3,396
   Inventories 8
7,413
11,768
   Other 9
643
303
   Deferred debt issue costs 10
183
187
Total current assets
15,182
19,312
Non-current assets
   Restricted cash 6
3,195
3,594
   Inventories 11
140
140
   Property, plant and equipment 12
49,066
65,365
   Deferred tax assets 13
398
340
   Deferred debt issue costs 14
417
624
   Unrealised commodity loss 26
4,388
7,192
Total non-current assets
57,604
77,255
Total assets
72,786
96,567
Current liabilities
   Payables 15
11,278
13,501
   Interest bearing liabilities 16
16,318
5,067
   Current tax liabilities
204
206
   Provisions 17
1,459
1,600
Total current liabilities
29,259
20,374
Non-current liabilities
   Payables 18
500
-
   Interest bearing liabilities 19
152
16,995
   Deferred tax liabilities 20
7
9
   Provisions 21
2,127
1,433
   Provision for hedging redesignation 22
8,542
7,019
   Unrealised commodity loss payable to counter party 26
4,388
7,192
Total non-current liabilities
15,716
32,648
Total liabilities
44,975
53,022
Net assets
27,811
43,545

Contributed Equity
23
163,011
143,200
   Foreign currency translation reserve 24
(22,243)
(20,432)
   Accumulated losses 24
(112,957)
(79,223)
Total equity
25
27,811
43,545

The above Statements of Financial Position should be read in conjunction with the accompanying Notes.

4
Emperor Mines Limited
Statement of Cash Flows
For the years ended 30 June 2005 and 30 June 2004
(In Australian Dollars)

Notes
2005
$'000
2004
$'000
Un-audited
2003
$'000
Receipts from customers
(inclusive of goods and services tax)
66,561
65,974 66,074
Payments to suppliers and employees (inclusive of goods and
services tax)
(69,473)
(59,913)
(62,512)
Interest received
404
324 604
Settlement of legal action
-
432 -
Borrowing costs
(51)
(208) (22)
Income tax paid
(233)
(435) -
Net cash (outflow)/inflow from operating activities
35
(2,792)
6,174 4,144
Payments for property, plant and equipment
(12,171)   (21,473)
(21,889)
Payments made for exploration
(318)
(412) (676)
Proceeds from sale of property, plant and equipment
38
50 72
Net cash (outflow) from investing activities
(12,451)    (21,835)
(22,493)
Proceeds from issues of shares, net of transaction costs
19,811
17 10,660
Proceeds from borrowings
-
5,199 14,933
Proceeds from/ (Payments for) restricted cash
399
1,331 (2,067)
Repayment of long term loan
(2,442)
- -
Payments for loan related fees
(22)
(31) (1,077)
Repayment of capital lease liabilities
(54)
(76) (89)
Net cash inflow from financing activities
17,692
6,440 22,360
Net increase/(decrease) in cash held
2,449     (9,221)
4,011
Cash at the beginning of the financial year
1,327
10,311 6,350
Effects of exchange rate changes on cash
(43)
237 (50)
Cash at the end of the financial year
6
3,733
1,327 10,311

The above Statements of Cash Flows should be read in conjunction with the accompanying Notes.

Emperor Mines Limited
Notes to the Financial Statements
for the years ended 30 June 2005 and 30 June 2004
(In Australian Dollars unless otherwise stated)
5

1.
Summary of significant accounting policies

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus
Views. All amounts in this financial report are presented in Australian dollars unless otherwise specifically noted.
It is prepared in accordance with the historical cost convention, except for certain assets which, as noted, are at valuation. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

The financial report has been prepared on a going concern basis but at the date of this report there remains a significant uncertainty about the Consolidated entity’s ability to continue as a going concern. This matter is discussed in Note 1(w).

(a) Principles of consolidation
The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Emperor
Mines Limited ("Company" or "parent entity") as at 30 June 2005 and 30 June 2004, and the results of all controlled entities for the years ended 30 June 2005, 2004 and 2003 (un-audited). Emperor Mines Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full.
Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

(b) Income tax
The consolidated entity adopts the income statement liability method of tax effect accounting.

Income tax expense is calculated on operating profit adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the statement of financial position as a future income tax benefit or a provision for deferred income tax. Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt, or if relating to tax losses when realisation is virtually certain.

To the extent that dividends are proposed by controlled entities incorporated overseas, the consolidated entity has provided for withholding tax. A provision is also made for the withholding tax on the balance of unremitted profits that eventually will be remitted to the Company.

Capital gains tax, if applicable, is provided for in establishing period income tax expense when as asset is sold.

As of 1 July 2003 Emperor Mines Limited and its wholly-owned Australian controlled entities are part of a tax consolidation group.

(c) Foreign currency translation

(i)           Transactions
Foreign currency transactions are initially translated into Australian currency at the rate of exchange ruling at the dates of the transactions. At balance sheet date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date and resulting exchange differences are brought to account in the statement of financial performance in the year in which the exchange rates change.

(ii)         Foreign controlled entities
As the foreign controlled entities are self sustaining, their assets and liabilities are translated into Australian currency at rates of exchange ruling at balance date, while revenues and expenses are translated at the average of rates ruling during the year and equity items at historical rates. Exchange differences arising on translation are taken directly to the foreign currency translation reserve.

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
6

1. Summary of significant accounting policies (continued)

(d) Derivatives
The consolidated entity is exposed to changes in interest rates, foreign exchange rates and community prices from its activities. The consolidated entity uses the following derivative financial instruments to hedge these risks:
interest rate swaps and futures commodity price contracts. Derivative financial instruments are not held for speculative purposes.

(i)
Anticipated transactions
When anticipated purchase or sale transactions have been hedged, actual purchases or sales which occur during the designated hedged period are accounted for as having been hedged until the amounts of those transactions in the designated period are fully allocated against the hedged amounts.

If the hedged transaction is not expected to occur as originally designated, or if the hedge is no longer expected to be effective, any previously deferred gains or losses are recognised as revenue or expense immediately.

If the hedging transaction is terminated prior to its maturity date and the hedge transaction is still expected to occur as designated, deferral of any gains and losses which appear prior to termination continue to be deferred and are included in the measurement of the hedge transaction when it occurs.

In circumstances where a hedging transaction is terminated prior to maturity because the hedged transaction is no longer expected to occur as designated, any previously deferred gains and losses are recognised in the statement of financial performance on the date of termination.

Where a hedge is redesignated as a hedge of another transaction, gains or losses arising on the hedge prior to its redesignation are only deferred where the original anticipated transaction is still expected to occur as designated.
When the original anticipated transaction is no longer expected to occur as designated, any gains or losses relating to the hedge instrument are included in the statement of financial performance for the period.

Gains or losses that arise prior to and upon maturity of transactions entered into under hedge rollover strategies are deferred and included in the measurement of the hedged transaction if the transaction is still expected to occur as designated. If the transaction is no longer expected to occur as designated, the gains or losses are recognised immediately in the statement of financial performance.

(ii)          Commodity price hedging
Hedging is undertaken in order to minimise the potential for erosion of margin from unfavourable movements in commodity prices. Gains or costs arising at the time of entering into such hedging transactions are brought to account in the statement of financial performance over the life of the hedge.

The net amounts receivable or payable under commodity contracts and the associated deferred gains or losses are recorded in the statement of financial position from the date of inception of the hedge transaction. Refer Note 26.

(iii)         Interest rates swaps
The amounts receivable or payable under interest rate swaps are not recorded in the statement of financial position until the hedge transaction occurs.

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
7

1.   Summary of significant accounting policies (continued)

(e) Revenue recognition
Amounts are recognised as sales revenue when, there has been a passing of risk to the customer, and:
(i)
the product is in a form suitable for delivery and no further processing is required by, or on behalf, of the producer;
(ii) the quantity and quality of the product can be determined with reasonable accuracy;
(iii) the product has been dispatched to the customer and is no longer under the physical control of the producer; and
(iv) the selling price can be determined with reasonable accuracy. Sales revenue represents the net proceeds receivable from the customer.
Other revenues earned by the Consolidated entity are recognised on the following basis:

(i)           interest income as it accrues taking into account the effective yield on the asset;
(ii) dividend income when the shareholder’s right to receive payment is established;
(iii) sale of non-current assets at the date control of the goods passes to the buyer, usually when an unconditional contract of sale is signed; and
(iv) sub-lease rental income on a straight line basis over the term of the lease.

(f)   Trade and other receivables
Trade and other receivables are carried at amounts due less an estimate made for doubtful receivables based on a review of all outstanding amounts at year end.

(g)   Inventories

(i)           Bullion in transit for sale is valued lower of cost or net realisable value.
(ii) Consumable stores are valued at weighted average cost after providing for obsolescence.
(iii) Gold in Circuit (“GIC”) and ore stock pile, consists of stocks on which further processing is required to convert them to bullion, and is valued at the lower of cost and net realisable value. The cost of GIC and ore stock pile is measured on a First in First out (FIFO) basis and includes raw materials, direct labour, depreciation, amortisation and other direct costs. Net realisable value is the estimate of the selling price in the ordinary course of business, less the costs of completion and selling expenses.

At the year end the GIC and ore stock pile was valued at net realisable value.

(h)   Recoverable amount of non-current assets
The carrying amounts of non-current assets other than exploration and evaluation expenditure carried forward, are reviewed to determine whether they are in excess of their recoverable amount at reporting date.

The recoverable amount of non-current asset is the net amount expected to be recovered through the net cash inflows and outflows arising from its continued use and subsequent disposal.

Where the carrying amount of a non-current asset is greater than its recoverable amount the asset is written down to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. The decrement in the carrying amount is recognised as an expense in the net profit or loss in the reporting period in which the recoverable amount write-
down occurs.

The expected net cash flows included in determining recoverable amounts of non-current assets are discounted to their present values using a market-determined, risk-adjusted discount rate. The discount rate used in 2005 was 9%.

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
8

1.   Summary of significant accounting policies (continued)

(i)   Property, plant and equipment
All assets acquired are initially recorded at their cost of acquisition at the date of acquisition, being fair value of consideration provided plus incidental costs directly attributable to the acquisition.

All property, plant and equipment assets have limited useful lives and are depreciated, with the exception of freehold land. Depreciation is on a straight line basis over their estimated useful lives, taking into account estimated residual values, with the exception of plant and equipment with a deemed useful life equal to the life of the mine. In this case depreciation uses a units of production basis, charged proportional to current delineated mineable product of the operation.

Estimates of remaining useful lives used for depreciation of assets which are not expected to last the life of the mine are as follows:

Mine Buildings                   10 years
Plant and Equipment          5-15 years

Major spares purchased specifically for particular plant are capitalised and depreciated on the same basis as the plant to which they relate.

(j)    Mine properties and development
Mine properties and development represent the accumulation of all exploration, evaluation and development expenditure incurred by or on behalf of the entity in relation to areas of interest in which mining of a mineral resource has commenced or expected to be commenced.

Mine development expenditure incurred by or on behalf of the entity is accumulated separately for each area of interest in which economically recoverable reserves have been identified to the satisfaction of the directors. Such expenditure comprises net direct costs and appropriate portion of related overhead expenditure having a specific nexus with the development property.

When further development expenditure is incurred in respect of a mine property after the commencement of production, such expenditure is carried forward as part of the mine property only when substantial future economic benefits are thereby established, otherwise such expenditure is classified as part of the cost of production.

No amortisation is provided until they are reclassified as “Mine properties and development” following a decision to commence mining.

Amortisation of costs is provided on the unit-of-production method with separate calculations being made for each mineral resource. The unit-of-production basis results in an amortisation charge proportional to depletion over the expected life of the operations.

The net carrying value of each mine property and development is reviewed regularly and, to the extent to which this value exceeds its recoverable amount, that excess is either fully provided against or written off in the financial year in which this is determined.

Depreciation cost associated with heavy vehicles working on capital development is included in mine properties and development expenditure.

Revision of accounting estimates
From 1 July 2004, the estimated total life of the mine for the purpose of amortisation and depreciation calculation has been extended from 10 to 15 years. The net effect of the change in the current financial year was a decrease the amortisation and depreciation expense of the consolidated entity of $1,150,000. The amortisation and depreciation to be expensed in the future years will be calculated based on a 15 year mine life.

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
9

1. Summary of significant accounting policies (continued)

(k) Exploration
Exploration and evaluation expenditure is accumulated separately for each area of interest. Such expenditure comprises net direct costs and an appropriate portion of related overhead expenditure, but does not include general overheads or administrative expenditure not having a specific nexus with a particular area of interest.

Each area of interest is limited to a size related to a known or probable mineral resource capable of supporting a mining operation. Exploration expenditure for each area of interest, other than that acquired from the purchase of another mining company, is carried forward as an asset provided that one of the following conditions is met:

(i)            such costs are expected to be recouped through successful development and exploitation of the Vatukoula area of interest, or

(ii)          exploration activities in the Vatukoula area of interest have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of recoverable mineral resources, and active and significant operations in relation to the area are continuing.

Exploration expenditure which fails to meet at least one of the conditions outlined above is written off. Exploration expenditure on areas of interest outside of the Vatukoula region are fully provided for. Expenditure is not carried forward in respect of any area of interest/mineral resource unless the consolidated entity’s rights of tenure to that area of interest is current.

(l)   Leased non-current assets
A distinction is made between finance leases which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of leased non-current assets, and operating leases under which the lessor effectively retains substantially all such risks and benefits.

Finance leases are capitalised. A lease asset and liability are established at the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the interest expense.

The lease asset is depreciated on a straight line basis over the shorter of the lease term or the life of the asset. Lease assets held at the reporting date are being depreciated over a period not exceeding 5 years.

(m)   Cash
Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand, deposits held at call with banks, and investments in money market instruments, net of bank overdrafts. In the balance sheet, bank overdrafts are included in borrowings in current liabilities.

(n)   Trade and other creditors
These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid.

(o)   Interest bearing liabilities
Loans are carried at their principal amounts which represent the value of future cash flows associated with servicing debt. Interest expense is accrued at the contracted rate.

(p)   Deferred costs
Deferred costs relate to ancillary costs incurred in connection with arrangement of ANZ Bank loan facility. The deferred costs are amortised from the commencement of the first loan drawdown (February 2003) over the life of the loan (final repayment due October 2008). The amortisation of deferred cost is recognised as borrowing costs.

(q)   Maintenance and repairs
The costs of maintenance, repair costs and minor renewals are charged as expenses as incurred, except where they relate to the replacement of a component of an asset, in which case the costs are capitalised and depreciated in accordance with Note 1(k).

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
10

1.   Summary of significant accounting policies (continued)

(r)   Employee entitlements

(i)          Wages and salaries, annual leave and sick leave
Liabilities for wages, salaries, annual leave and sick leave and other employee benefits are measured at their nominal amounts, using the remuneration rates expected to be paid when these liabilities are settled.

(ii)         Long service leave
A liability for long service leave is recognised, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

(iii)        Superannuation
Superannuation contributions are provided on the basis as described in Note 31.

(s)   Borrowing costs
Borrowing costs are recognised as expenses in the period in which they are incurred, except where they are included in the cost of qualifying assets.

Qualifying assets are assets which take more than 12 months to get ready for their intended use or sale. In these circumstances, borrowing costs are capitalised to the cost of the assets. Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is those incurred in relation to that borrowing. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate.

Exploration and evaluation expenditure carried forward relating to areas of interest which have not reached a stage permitting reliable assessment of economic benefits are not qualifying assets.

Borrowing costs includes:
•
interest;
•
foreign exchange differences, net of the effect of hedges of borrowings;
•
amortisation of ancillary costs incurred in connection with arrangement of the borrowing; and
•
finance lease charges.

Where interest rates are hedged or swapped, the borrowing costs are recognised net of any effect of the hedge or swap.

(t)    Earnings per share
Basic earnings per share is determined by dividing net profit after income tax attributable to members of the
Company by the weighted average number of ordinary shares outstanding during the financial year, adjusted for the bonus element in the Company’s rights issue.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares adjusted for the bonus element in the Company’s rights issue.

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
11

1.    Summary of significant accounting policies (continued)

(u)   Rehabilitation and restoration costs
Expenditures relating to ongoing rehabilitation and restoration programs, including for exploration areas on non-
freehold land, are provided for or charged to costs of production as incurred. A provision for future rehabilitation and restoration relating to mine closure is accrued based on the estimated mine life.

(v)   Royalties and other mining imposts
Ad valorem royalties and other mining imposts are accrued and charged against earnings when the liability from production or sale of the mineral crystallises.

(w)   Going concern
The financial report has been prepared on the basis of going concern. This basis presumes that funds will be available to finance future operations and that the realisation of assets and settlement of liabilities will occur in the normal course of business. Despite the consolidated entity suffering recurring losses from operations and having a working capital deficit of $14,077,000 as at 30 June 2005 the directors believe that the consolidated entity will be able to fund future operations through revised strategic plans and additional funding sourced from DRD Gold
Limited (“DRD Gold”), ANZ bank and intended share placements.

Revised strategic plans
The revised strategic plan has been approved by the Emperor Board with the intention to return Emperor to positive cashflows from operations. This plan includes the following initiatives:
•
Changes to work practices and shift rosters which are expected to reduce problems associated with absenteeism, increase fleet utilisation and reduce power consumption;
•
Increase development expenditure and reduce dilution of ore grades by better control of mining heights; and
•
Acceleration of the heavy vehicle rebuild program.

Additional funding
Subsequent to 30 June 2005 Emperor finalised a $10,000,000 convertible loan facility with its major shareholder,
DRD Gold. As at 13 December 2005 Emperor has fully drawn down the $10,000,000 facility (refer Note 37(a) for more information regarding this facility).

As a part of the proposed transaction between Emperor and DRD (Offshore) Limited (“DRD Offshore”), as
described in Note 37(c), and in addition to the current loan arrangements ANZ Bank has provided Emperor with a term sheet to establish a new US$42,000,000 loan facility. This facility is expected to fund the cash consideration payable to DRD Offshore and provide additional working capital. Details of the proposed terms included in ANZ
Bank’s term sheet are described in Note 37(f).

On 5 December 2005 Emperor placed $8,800,000 of new shares with institutional investors and private shareholders. This placement forms part of Emperor’s intention to raise US$15,000,000 through the placement of new shares following relevant approvals of the sale and purchase transaction with DRD Offshore as described in
Note 37(c).

On 12 December 2005 the ANZ Bank and Emperor concluded a standstill agreement that has deferred repayment of
Emperor’s existing loan to 30 November 2006. The terms and conditions of this standstill are detailed in Note 19.

The Board acknowledges that until such time as the sale and purchase transaction with DRD Offshore receives unconditional approval from all relevant parties, the new ANZ Bank loan facility is negotiated, the placement of new Emperor shares is completed and Emperor satisfies all conditions of the ANZ standstill agreement there remains uncertainty as to whether Emperor will continue as a going concern and, therefore, whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

The financial report has been prepared on the basis of going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
12

2. Segment information

The consolidated entity operates primarily in one business segment being gold mining. The consolidated entity’s business segment operates in Fiji, with Australia being the home country of the parent company:
Fiji*
Australia
Other
countries
TOTAL
2005 ($'000)
Revenue 64,853 440 1
65,294
Segment Result (34,325) 448 143
(33,734)
Total Assets 69,852 2,827 107
72,786
Total Liabilities 43,667 1,306 2
44,975
Acquisition of property, plant and equipment 12,164 7 0
12,171
2004 ($'000)
Revenue 65,049 377 1
65,427
Segment Result (5,325) 249 146
(4,930)
Total Assets 92,688 3,763 116
96,567
Total Liabilities 52,218 802 2
53,022
Acquisition of property, plant and equipment 22,548
8                     -
22,556
2003 Un-audited ($'000)
Revenue 60,556 633 1
61,190
Segment Result (15,965) 190 146
(15,629)
Total Assets 80,204 9,397 129
89,730
Total Liabilities 40,265 1,062 8
41,335
Acquisition of property, plant and equipment 21,179
6                     -
21,185
*includes unrealised provision for hedging re-structure of $1,524,000 (2004 $2,155,000, 2003 $4,864,000)

With the exception of Fiji no other individual country contributed more than 10% of consolidated revenues and consolidated assets.

Emperor Mines Limited
Notes to the Financial Statements
for the years ended 30 June 2005 and 30 June 2004
(In Australian Dollars unless otherwise stated)
13
Un-
audited

2005
$'000
2004
$'000
2003
$'000
3.   Revenue
Revenue from operating activities
Gold sales
66,345
66,716 65,329
Less Provision for hedge redesignation
(1,524)
(2,155)       (4,864)
64,821
64,561 60,465
Revenue from outside the operating activities
Interest received
409
324 594
Sale of non-current assets
38
50 72
Sub-lease rentals
26
60 59
Settlement of legal action
-
432 -
473
866 725
Revenue from ordinary activities
65,294
65,427 61,190

4.   Profit/(loss) from ordinary activities
(Loss) from ordinary activities before income tax expense
includes the following specific net gains and expenses:
(a) Net gains and expenses
Net gains on disposal of property, plant and equipment
-
6 -
Other foreign exchange gain
-
4 95
(b) Expenses
Cost of goods sold
81,264
68,125 62,792
Depreciation
   Buildings
   Plant and equipment

136
141 139

4,926
4,780 4,290
Insurance spares
37
53 66
Total depreciation
5,099
4,974 4,495
Amortisation
   Mine property and development
   Plant and equipment under finance leases

5,924
7,096 6,852

32
58 151
Total amortisation
5,956
7,154 7,003
Total depreciation and amortisation
11,055
12,128 11,498
Less depreciation capitalised (Note 40)
(279)
(778) (440)
Total depreciation and amortisation
10,776
11,350 11,058
Mine Rehabilitation
133
- -
Total Depreciation, amortisation and rehabilitation expense
10,909
11,350 11,058
Exploration and evaluation expenditure written off
Vatukoula
281
117 687
Tuvatu
37
42 142
318
159 829
Write down of inventories to net realisable value
1,843
- -
Borrowing costs
Interest on ANZ working capital facility
51
30 -
Interest and finance charges paid/payable
952
883 203
Deferred borrowing cost amortisation
166
187 78
Exchange loss/(gain) on foreign currency borrowings
(1,066)
(834) -
Amount capitalised
-
(100) (143)
Borrowing cost expensed
103
166 138

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
14
Un-
audited

2005
$'000
2004
$'000
2003
$'000
4.     Profit/(loss) from ordinary activities
(continued)
Net loss on disposal of property, plant and equipment
47
190 10
Provisions
Employee entitlements
2,460
2,094 2,104
Government taxes
Gold tax
1,768
1,949 1,037
Import duty on fuel
333
2,013 1,294
Total government taxes
2,101
3,962 2,331
Rental expense relating to operating leases
      Minimum lease payments
      Sub-lease
104
32 160
(26)
(15) (74)
Total rental expense relating to operating leases
78
17 86

(c) Individually significant expenses included
in profit from ordinary activities

During the year the consolidated entity has written down its mining asset (Mine properties and development) by
$15,248,000 to its recoverable amount of $12,708,000. The Board resolved this as a result of recent poor performance, continuing high oil prices and the mine’s discounted cash-flow model supporting the value of the related asset.
5.
Income tax
(a) The aggregate amount of income tax attributable to the financial year differs from the amount calculated on the operating (loss). The differences are reconciled as follows:
(Loss) from ordinary activities before income tax expense
(33,563)
(4,912)      (15,292)
Income tax calculated @ 30%
(10,069)
(1,474) (4,588)
Tax effect of permanent differences:
Non deductible expenses
61
75 1,763
Export profit deductions
-
(83) (632)
Equity raising costs
(78)
(43) -
Sundry items
308
66 57
Deferred tax assets not brought to account (valuation allowance)
10,328
1,647 3,968
Effect of different tax rates on overseas income
(378)
(107) (264)
Under/(over) provision in previous year
(1)
(63) 33
Aggregate income tax expense
171
18 337

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
15
Un-audited
2005
$'000
2004
$'000
2003
$'000
5.
Income tax (continued)
(b) The directors estimate that the potential future income tax benefit at 30 June 2005 in respect of tax losses and timing
differences not brought to account is
56,795
47,404 45,363

Gross tax losses of $91,635,000 as at 30 June 2005 expire as follows

Year of expiry
Gross tax loss
$'000
2010 39,053
2011 44,384
2013 8,197
TOTAL
91,634

This benefit for tax losses will only be obtained if:
(i)
the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, and
(ii)
the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation, and
(iii)
no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.
6.
Cash assets

Cash at bank and on hand – current
3,733
3,658 10,311
Restricted cash at bank – non-current
3,195
3,594 4,925
Cash at the end of the financial year as shown in the statement of cash flows is as follows:
Cash at bank and on hand
3,733
3,658 10,311
Less: Bank overdraft (Note 16)
- (2,331)
-
Balances per statement of cash flows
3,733
1,327 10,311

Restricted cash at bank
The funds held as restricted cash include the following:
(i)
An amount of US$1,700,000 was held at balance date as insurance reserve account with ANZ Bank where the Bank can make withdrawals from the funds to meet reparation costs in the event of loss or damage to mine assets which are subject to the consolidated entity’s self insurance policy.
(ii)
Cash deposits held as security.

The deposits are bearing floating interest rates between 1.00% and 5.70% (2004 –1.00% and 5.48%).
2005
$'000
2004
$'000
7.
Current assets – Receivables
Trade debtors
742
1,480
Other debtors
2,542
2,003
Less: Provision for doubtful debts
(74)
(87)
Total Receivables
3,210
3,396
Other debtors are carried at notional amounts and are normally settled on 30 days terms. Other debtors, net of provisions, approximate net fair value. Other debtors are non interest bearing.

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
16
2005
$'000
2004
$'000
8.
Current assets – Inventories
Consumable stores - at cost less provision
4,542
4,378
Gold in circuit - at cost
-
7,390
Gold in circuit - at net realisable value
2,871
-
7,413
11,768
9.
Current assets – Other
Prepayments
643
303

10.
Current assets-Deferred costs
Deferred borrowing costs
183
187

11.
Non-current assets – Inventories
Consumable stores - at cost less provision
140
140

12.
Non-current assets – Property, plant
and equipment
Land and building
Freehold land-at cost
1,833
1,909
Building on freehold land-at cost
1,906
1,460
Less accumulated depreciation
(563)
(447)
1,343
1,013
Total land and buildings
3,176
2,922
Plant and equipment
Plant and equipment-at cost
45,866
44,836
Less: Accumulated amortisation
(12,944)     (8,925)
32,922
35,911
Plant and equipment under finance lease
348
164
Less: Accumulated amortisation
(88)
(59)
260
105
Total plant and equipment
33,182
36,016
Total property, plant and equipment
36,358
38,938
Mine properties and development
Mine properties and development- at cost
-
46,870
Less: Accumulated amortisation
-    (20,680)
Mine properties and development- at recoverable amount 12,708 -
12,708
26,190
Exploration property- at cost
-
237
Total mine properties and development, property, plant and
equipment
49,066
65,365

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
17

12.
Non-current assets – Property, plant and equipment (continued)

Reconciliation - 2005
Reconciliation of the carrying value for each class of property, plant and equipment is set out below:
Freehold
Land
$'000
Mine
buildings
$'000
Plant and
equipment
$'000
Leased
plant and
equipment
$’000
Mine prop.
and dev.
$'000
Exploration

$’000
Total

$'000
Carrying amount at 1 July 2004
1,909 1,013 35,911 105 26,190 237 65,365
Additions
- 509 3,387 191 8,166 155 12,408
Disposals
- (3) (102) - - - (105)
Transfers
- - - - 227 (227) -
Expenditure Written off/
Impairment
- - - -    (15,248) (155)     (15,403)
Depreciation/
Amortisation (Note 4)
- (136)      (4,926) (32)       (5,924) -    (11,018)
Exchange differences on translation
of self sustaining foreign operation
(76) (40)      (1,348) (4) (703) (10)      (2,181)
Carrying amount at 30 June 2005
1,833
1,343
32,922
260
12,708
-
49,066

Reconciliation - 2004
Reconciliation of the carrying value for each class of property, plant and equipment is set out below:
Freehold
Land
$'000
Mine
buildings
$'000
Plant and
equipment
$'000
Leased
plant and
equipment
$’000
Mine prop.
and dev.
$'000
Exploration

$’000
Total

$'000
Carrying amount at 1 July 2003
1,909 1,125 30,925 273 20,837 - 55,069
Additions
- 39 9,972 - 12,545 254 22,810
Disposals
- (7) (214) (13) - - (234)
Transfers
- - 94 (94) 17 (17) -
Depreciation/Amortisation
(Note 4)
- (141)       (4,780) (58)       (7,096) -    (12,075)
Exchange differences on translation
of self sustaining foreign operation
- (3) (86) (3) (113) - (205)

Carrying amount at 30 June 2004
1,909
1,013
35,911
105
26,190
237
65,365

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
18
2005
$'000
2004
$'000
13.
Non-current assets – Deferred tax assets
Future income tax benefit of parent
398
340

14.      Non-current assets – Deferred cost
Deferred borrowing costs
417
624

15.      Current liabilities – Payables
Trade creditors
9,786
11,553
Other creditors and accruals
1,492
1,948
11,278
13,501

16.     Current liabilities – Interest bearing
liabilities Secured
Bank overdraft
-
2,331
Bank loan (Note 19)
16,231
2,694
Lease liabilities (Note 30)
87
42
16,318
5,067
Details of the security relating to each of the secured liabilities are set out in Note 19.

17.     Current liabilities – Provisions
Employee entitlements (Note 31)
1,166
1,350
Other
293
250
1,459
1,600
18.
Non- current liabilities - Payables
Loan restructure fees
500
-

Relates to restructure fees payable in September 2006 to ANZ Bank.

19.
Non-current liabilities – Interest bearing liabilities (secured)
Secured
Bank loan
-
16,942
Lease liabilities (Note 30)
152
53
Total secured non-current interest bearing
liabilities
152
16,995

Financing arrangements
Unrestricted access was available at balance
date to the following lines of credit:
Bank overdraft
-
3,603
Bank loan
-
21,032
Total facilities
-
24,635
Used at balance date
16,231
21,967
Unused at balance date
-
2,668
16,231
24,635

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
19

19.
Non-current liabilities – Interest bearing liabilities (secured) (continued)

The loan from ANZ Banking Group Limited (“ANZ Bank”), used by the consolidated entity to fund its Phase 2
Capital Expansion Project relating to infrastructure, development and underground fleet replacement, is secured by
Emperor Gold Mining Company Limited as follows:
(i)
a first registered deed of charge over all present and future assets and undertakings of the controlled entity other than excluded assets (SPL’s 1283, 1296, 1418, 1360, 1411 and CX 626 and all the shares in Tuvatu
Gold Mining Company Limited);
(ii) a first registered mortgage over all freehold and leasehold land;
(iii)
a first registered mortgage over Special Site Rights (SSR) 6, 7, 8 and Special Mining Leases (SPL 54, 55
and 56); and
(iv) a first registered Bill of Sale over its motor vehicles.

The interest rate relating to the loan is based on the London Inter Bank Offered Rate (LIBOR) plus a margin of
2.5% and the principle covenants include the requirement for:

(i)
The consolidated entity to retain an Insurance Buffer Amount of $5,000,000 (2004: $5,000,000) in
immediately available cash (including an Insurance Reserve Amount of US$1,700,000); and
(ii)
Emperor Mines Limited to unconditionally and irrevocably guarantee the obligations of Emperor Gold
Mining Company (Fiji), a controlled entity, until completion of the Phase 2 Capital Expansion Project. On completion, additional financial covenants would be implemented. As at 12 December 2005 Emperor had not achieved completion and the guarantee over Emperor Gold Mine Limited’s (Fiji) obligations remains in place.

In relation to the existing financial arrangements and original loan covenants Emperor has entered a Standstill agreement with ANZ Bank that postpones all principal repayments until 30 November 2006.

This standstill is conditional on the transaction with DRD Offshore Limited (as described on Note 37 (c) )
proceeding in accordance with a predetermined timetable that will include shareholder approval by 14 February
2006, regulatory approval by 28 February 2006 and completion by 31 March 2006. In addition, ANZ must be provided with reports in May 2006, July 2006 and September 2006 that satisfy ANZ that Emperor is moving towards obtaining additional fundraising from share placements.

The standstill agreement also allows ANZ Bank to conduct a formal review of all Vatukoula loan facilities on 30
November 2006 and if it is not satisfied with the results of that review those facilities shall be repayable within 90 days.

Due to the conditional nature of the waivers granted in the standstill agreement by the ANZ Bank the non-current portion of the ANZ Bank debt amounting to $11,600,000 has been reclassified as a current liability rather than non-
current, resulting in the total loan balance of $16,231,000 being classified as current.

The overdraft facility negotiated with the ANZ Bank in 2004 of FJD$8,000,000 ($6,400,000) was available as a general overdraft facility. Upon completion of the Company’s rights issue in November 2004, the amounts drawn down against the facility of $2,800,000 were repaid and the facility extinguished.

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
20
2005
$'000
2004
$'000
20.
Non-current liabilities – Deferred
tax liabilities
Provision for deferred income tax
7
9

21.
Non-current liabilities – Provisions
Employee entitlements (Note 31)
861
633
Withholding tax liabilities
1,135
800
Mine rehabilitation
131
-
2,127
1,433

22.
Provision for hedging redesignation

Provision for hedging redesignation
8,542
7,019

Following Emperor’s hedge book redesignation during the June 2003 year, in accordance with the consolidated entity’s accounting policy a provision for hedging redesignation was recorded in relation to each of the financial years upon which the redesignation has an impact. The provision for hedging redesignation reflected in the
Consolidated Statement of Financial Performance in the amount of $1,524,000 is a non cash unrealised loss in respect of 18,800 ounces (18,800 x $81 dollars per ounce) that were originally planned for delivery during the 2005 financial year which were rescheduled for delivery in later periods in line with loan facility requirements.

The provision for hedging redesignation reflected in the Consolidated Statement of Financial Position in the amount of $8,543,000 represents an unrealised loss in respect of 105,390 ounces at $81 per ounce had the gold price remained at $627/oz. As this provision relates to an unrealised loss, it will be reversed over a 7 year period corresponding to the period of the redesignation. The table below shows the net movement in ounces as a result of the redesignation and the corresponding provisions recorded and reversed in future years. Over a 7 year period this adjustment has a net zero effect.
Financial Year ending
30 June
Ounces (deferred)/
additional
Unrealised
(loss)/gain
$’000
Provision cum.
Balance
$’000
2003 (60,010) (4,864) (4,864)
2004 (26,580) (2,155) (7,019)
2005
(18,800)
(1,524)
(8,543)
2006 (19,020) (1,541) (10,084)
2007 45,155 3,660 (6,424)
2008 66,380 5,380 (1,044)
2009 12,875 1,044 -

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
21
2005
$000
2004
$000
(un-audited)
2003
$000
23.
Contributed equity
(a)
Share capital

Ordinary Shares Fully paid
163,011
143,200
143,183

(b) Movements in ordinary share capital
Date
Details
Notes
Number of
shares
Issue
price
$'000

1 July 02
Balance 98,374,132 132,523
2 July 02 Share placement (e) 12,500,000 $0.81 10,125
18 Aug 02 Share purchase plan (f) 1,246,113 $0.77 960
13 June 03     Exercise of 2001 options (d) 91,667 $0.34 31
11,116
Less: Transaction cost
          arising on share issues
(456)
30 June 03    Balance 112,211,912 143,183
22 Sept 03 Exercise of 2001 options (d) 50,000 $0.34 17
30 June 04    Balance 112,261,912 143,200
1 July 04 Exercise of 2001 options (d) 308,333 $0.34 105
1 July 04 Exercise of 2001 options (d) 500,000 $0.30 150
1 July 04 Exercise of 2001 options (d) 116,666 $0.62 72
15 Nov 04 Rights Issue 44,578,668 $0.45 20,061
20,388
Less: Rights issue cost (577)
30 June 05  Balance
157,765,579
163,011

(c) Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

At 30 June 2005 all ordinary shares were fully paid.

(d) Share options
During the financial year 924,999 (2004- 50,000 and 2003 – 91,667) shares were issued by the Company as a result of exercise of options.

Outstanding options are detailed in Note 27.

(e) Share placement
In July 2002, the Company arranged a placement of 12,500,000 shares at 81cents per share raising $10,125,000.
The shares were placed with institutional clients of BNP Paribas Equities, both overseas and in Australia.

(f) Share purchase plan
In July 2002 the Company undertook a Share Purchase Plan (“SPP”) to provide eligible shareholders with the opportunity to participate in a further capital raising associated with the Phase 2 expansion plan. The price for the
SPP was set at 77 cents, representing a 15% discount to the weighted average traded price of the Company’s shares for the 5 trading days ended 21 June 2002. As a result, the Company was successful in raising some $960,000.

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
22
Un-audited
2005
$'000
2004
$'000
2003
$'000
24.
Reserves and Accumulated losses
(a)
Reserves:
Foreign currency translation reserve
(22,243)    (20,432)
(20,495)
Movements:
Foreign currency translation reserve
Balance at beginning of year
(20,432)   (20,495)
(18,814)
Net exchange differences on translation
of foreign controlled entity
(1,811)
63
(1,681)
Balance at end of year
(22,243)   (20,432)       (20,495)
(b)
Accumulated losses
Accumulated losses at beginning of
year
(79,223)   (74,293)
(58,664)
Net (loss) attributable to members of
Emperor Mines Limited
(33,734)     (4,930)
(15,629)
Accumulated losses at end of year
(112,957)   (79,223)
(74,293)
(c)
Nature and purpose of reserves
Foreign currency translation reserve
Exchange differences arising on translation of the foreign controlled entity, Emperor Gold Mining Company
Limited, Jubilee Mining Company Limited, Koula Mining Company Limited are taken to the foreign currency translation reserve, as described in accounting policy Note 1(c)(ii).
Un-audited
2005
$'000
2004
$'000
2003
$'000
25.
Equity
Total equity at the beginning of the
financial year
43,545
48,395 55,045
Total changes in equity recognised in the
statement of financial performance
(35,545)     (4,867)
(17,310)
Transactions with owners as owners:
Contribution of equity, net of
transaction fees
23(b)
19,811
17 10,660
Total equity at the end of the financial
year
27,811
43,545 48,395

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
23

26.
Financial instruments

The consolidated entity is party to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuation in interest rates and gold price.

(i)          Interest rate swap
Bank loans of the consolidated entity currently bear an average variable rate of 4.93%. In order to minimise fluctuation in interest rates, 70% of the loan has been hedged by entering into interest rate swap contracts under which the Company is obliged to receive interest at variable rates and pay interest at fixed rates until October 2008.
The contracts are settled on a net basis and the net amount receivable or payable at the reporting date is included in the term loan. The following table sets out the fair values of interest rate swaps.
Un-audited
2005
$'000
2004
$'000
2003
$'000

Fair value of interest rate swap-(payable)
(302)
(200) (509)

The fixed interest rate payable on the hedged 70% of the loan was 4.34% (2004: 2.18%) and the average variable rate received was 2.32% (2004: 1.11%).

(ii)         Commodity contracts
As part of the loan facility requirements, the consolidated entity’s forward gold under sales contracts was redesignation to align with the period of loan facility. At 30 June 2005 the consolidated entity was committed to delivering 221,815 ounces of gold under forward sales contracts at an average price of $599 per ounce by 31
December 2008.
Maturity
Date
Ounces to be delivered
Exercise price
2005
2004
2005
$
2004
$
2003-2004 - - - 599
2004-2005 - 66,340 - 599
2005-2006 66,120 66,120 599 599
2006-2007 66,440 66,440 599 599
2007-2008 66,380 66,380 599 599
2008-2009 12,875 12,875 599 599
211,815 278,155

Mark-to-market position of Commodity contracts
2005
$'000
2004
$'000
Unrealised commodity loss
4,388
7,192
Unrealised commodity loss payable to
counter party
4,388
7,192

At 30 June 2005, the net unrealised mark-to-market loss on the total open commodity position of 211,815 ounces was $4,388,000 based on an A$ gold price of $573 per ounce (June 2004: $7,192,000 loss based on A$ gold price of
$569).

(iii) Credit risk
The credit exposure of derivatives is represented by the net fair values of the contracts disclosed. The consolidated entity has a credit risk in relation to derivative financial instruments in the event of non-performance by counter parties. To counter this risk, financial instruments are only entered into with counter parties with high credit ratings.

Emperor delivers its gold to AGR Matthey (Australia), who refines the gold and then sells the gold on to third parties. All proceeds are received within a week of delivery. The concentration of credit risk in Australia is mitigated by the reputable nature of the sales agent and their customers and the settlement of proceeds within 6 days.

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
24

26.
Financial instruments (continued)

(iv)
Interest rate risk exposure
The consolidated entity’s exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out in the table below.
Fixed Interest
Maturing in:
Floating
Interest
rate
1 Year
or less
1 Year to
5 years
Non-
Interest
Bearing
Total
Notes
$’000
$’000
$’000
$’000
$’000
2005
Financial assets
Cash
6
6,884
-
-
44
6,928
Receivables
7
-
-
-
3,210
3,210
6,884
-
-
3,254
10,138
Weighted average interest rate
4.71%
Financial liabilities
Bank loan
16
16,231
-
-
-
16,231
Payables
15, 18
-
-
-
11,778
11,778
Lease liabilities
16, 19
-
87
152
-
239
Interest Rate Swap*
(11,393)
3,255
8,138
-
-
4,838
3,342
8,290
11,778
28,248
Weighted average interest rate
4.93%
4.43%
4.43%
2004
Financial assets
Cash
6
7,247
-
-
5
7,252
Receivables
7
-
-
-
3,396
3,396
7,247
-
-
3,401
10,648
Weighted average interest rate
4.14%
Financial liabilities
Bank overdraft
16
2,331
-
-
-
2,331
Bank loan
16, 19
19,636
-
-
-
19,636
Payables
15, 18
-
-
-
13,501
13,501
Lease liabilities
16, 19
-
42
53
-
95
Interest Rate Swap*
(16,773)
4,233
12,540
-
-
5,194
4,275
12,593
13,501
35,563
Weighted average interest rate
4.72%
2.36%
2.36%
*Notional principal amount
The net fair value of monetary financial assets and financial liabilities of the consolidated entity approximates their carrying values.

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
25

27.
Director and executive disclosures

Directors
The following persons were directors of Emperor Mines Limited during the financial year.

Chairman-non-executive
J A Wall

Executive Directors
M Wellesley-Wood (Managing Director- appointed on 4 August 2004)
G B Starr (resigned as managing Director and CEO on 4 August 2004)
M Jacobsen (appointed as a Director on 11 January 2005 and resigned on 31 May 2005)
Non-executive directors
D A Ballhausen
D C Baker (resigned 11 January 2005)
R M Willcocks
C D Patterson (Removed on 9 September 2004)
R Johnson (re-elected 9 September 2004)
S W G Elliott (Removed on 9 September 2004)
M Marriott (appointed 6 October 2005)
I Murray (appointed 11 January 2005)
                  (resigned 6 October 2005)

Executives (other than directors) with the greatest authority for strategic direction and management

The following persons were the five executives with the greatest authority for the strategic direction and management of the consolidated entity (“specified executives”) during the financial year.
Name
Position
Employer
M Marriott
Chief Operations Officer (starting from 1
June 05)
DRD Gold-
seconded to
Emperor
S O'Connor
Acting General Manager (starting from 1
May 05)
DRD Gold-
seconded to
Emperor
T Woodward
Manager Technical Services
Emperor Gold Mining Co. Ltd
S Solanki
Financial Controller
Emperor Australia Pty Ltd.
T Strydom
Manager Operations
Emperor Gold Mining Co. Ltd

Not all of the above persons were specified executives during the year ended 30 June 2004.

T Woodward resigned from Emperor Gold Mining Co. Ltd on 12 August 2005.
S Solanki resigned from Emperor Australia Limited on 31 July 2005. From that date he has become a DRD Gold
Australasia employee and has been seconded to Emperor.
T Strydom resigned from Emperor Gold Mining Co. Ltd on 31 August 2005.

Remuneration of directors and executives

Principals used to determine the nature and amount of remuneration

The remuneration committee, consisting of three non-executive directors, advises the board on remuneration policies and practices generally taking into account the performance of the consolidated entity and, and makes specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

The objective of the remuneration committee is to ensure reward for performance is competitive and appropriate for the results delivered with achievement of strategic objectives and the creation of value for shareholders, and conforms with market best practice for delivery of reward. The Board (through remuneration committee) ensures that executive rewards are appropriate on an industry basis, are structured to meet retention objectives, have reference to suitable production outcomes and satisfy the following criteria for good reward governance practices:
•              competitiveness and reasonableness
•              acceptability to shareholders
•              performance linkage alignment of executive compensation
•              transparency
•              capital management.

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
26

27       Director and executive disclosures (continued)

Non-executive directors
Fees and payments to non-executive directors reflect the demands which are made on and the responsibilities of the directors. Non-executive directors' fees and payments are reviewed annually by the Board.

The current non-executive directors fees are determined within an aggregate directors’ fee limit, which was approved by shareholders in November 1999. The maximum current aggregate Non-executive directors’ fee limit stands at $250,000.

Retirement allowance for directors
J A Wall, R M Willcocks and D A Ballhausen have retirement benefits in accordance with their letters of appointments.

Executive pay
Executive remuneration is reviewed annually having regard to performance against mine based production goals set at the start of the year, relevant comparative information and independent expert advice.

The executive pay and reward has four components:
•
base pay and benefits comparable with industry norms and benchmarked against other mining companies within the region
•
short-term performance incentives relating to mine performance - achievement of production outcomes (Key
Performance Indicators)
•
long-term incentives through participation in the Share-based compensation-Emperor’s Employees and
Directors Incentive Share option Plan. and
•
other remuneration such as superannuation.

The combination of these comprises the executive's total remuneration.

Base pay
Structured as a total employment cost package which may be delivered as a mix of cash and salary sacrifice arrangement at the executives’ discretion.

Base pay for senior executives is benchmarked against other mining companies within the region and are reviewed annually to ensure executive's pay is competitive with the market. An executives’ pay is also reviewed on promotion.
There are no guaranteed base pay increases fixed in any senior executives' contracts.
Benefits
Executives receive benefits including health insurance and car parking.

Short term incentives

Key performance indicators (KPI) are measured by the Board for Chief Executive Officer and by the Chief
Executive Officer for other senior executives by which the performance of executives can be monitored.

KPI’s are set annually and are structured to reflect the Board’s expectations regarding the performance of the consolidated entity and its operations and activities. Parent level executives KPI’s are awarded based on a number of factors including share price performance and achievement of budgeted total cash cost per ounce.

KPI’s at operations level are set by Chief operations officer based on Board’s expectations. Senior executives at operations level are awarded KPI’s based on achievement of factors such:
•
Gold production above budgeted levels
•
Achievement of budgeted production cost
•
Achievement of budgeted cash cost per ounce
•
Achievement of development above budgeted levels

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
27

27          Director and executive disclosures (continued)

Emperor Mines Employee Option Plan

As part of strategy to retain senior employees through long-term incentives share options were issued to employees under the terms of Emperor Mines Limited Employees and Directors Incentive Share Option Plan during the year.

Information on the Emperor Mines option plan is set out in Note 31.

Remuneration of directors and executives (continued)

Details of remuneration
Details of the remuneration of each director of Emperor Mines Limited and each of the five specified executives of consolidated entity are set out in the following tables.
Directors of Emperor Mines Limited
2005
Primary
Post-employment
Equity
Name
Cash
salary
and fees
Cash
bonus
Non-
monetary
benefits
Super-
annuation
Retirement
benefits
Options
Total
$
$
$
$
$
$
$
J A Wall 80,000 - - 7,200 - - 87,200
M Wellesley-Wood* 153,595 - - - - - 153,595
D A Ballhausen 50,000 - - 4,500 - - 54,500
R M Willcocks 40,000 - - 3,600 - - 43,600
I Murray *** - - - - - - -
R Johnson** - - - - - - -

D C Baker ***
15,916
-
-
1,433
-
-
17,349
M Jacobsen **** 219,489 85,779 10,585 20,642 - 30,660 367,155
G B Starr* 49,452 80,000 3,105 3,439 - - 135,996
S W G Elliott** 5,788 - - - - - 5,788
C D Patterson** 5,788 - - 521 - - 6,309

Total
620,028 165,779 13,690 41,335 - 30,660 871,492
*G B Starr resigned from the position of managing director and chief executive officer and M Wellesley-Wood was appointed as managing director on 4 August 2004.
** C D Patterson and S W G Elliott were removed as directors of the Company and R Johnson was re-elected as a director of the Company at the General Meeting held on 9 September 2004.
*** I Murray was appointed as non-executive directors of the Company 11 January 2005. He resigned on 6 October
2005. D C Baker resigned as director on 11 January 2005.
****M Jacobsen was appointed as operations director on 11 January 2005. Before this appointment he was the
Company’s Chief operations officer. Amount shown above include all Mr Jacobsen’s remuneration during the period whether as a director or as the Chief operations officer. Amounts received in his position as an executive director amounted to $113,914, made up of cash salary and fees of $92,669, non-monetary benefits of $4,811, superannuation of $8,601 and options of $7,833. M Jacobsen resigned as director on 31 May 2005.

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
28

27.
Director and executive disclosures (continued)

Remuneration of directors and executives (continued)
2004
Primary
Post-employment
Equity
Name
Cash
salary
and fees
Cash
bonus
Non-
monetary
benefits
Super-
annuation
Retirement
benefits
Options
Total
$
$
$
$
$
$
$
G B Starr 286,631 60,000 21,771 49,542* 275,229* - 693,173
J A Wall 80,000 - - 28,460 240,000 - 348,460
C D Patterson 30,000 - - 2,700 - - 32,700
D A Ballhausen 50,000 - - 18,000 150,000 - 218,000
R M Willcocks 40,000 - - 14,400 120,000 - 174,400
S W G Elliott 30,000 - - - - - 30,000
M Wellesley-Wood 40,000 - - - - - 40,000
D C Baker 30,000 - - 2,700 - - 32,700

Total
586,631 60,000 21,771 115,802 785,229 - 1,569,433
*As part of GB Starr’s resignation package his post employment benefit was paid out on 4 of August 2004.

Other executives of consolidated entity
Specified executives of consolidated entity
2005
Primary
Post-employment
Equity
Name
Cash
salary
and fees
Cash
bonus
Non-
monetary
benefits
Super-
annuation
Retirement

benefits
Options
Total
$
$
$
$
$
$
$
M Marriott
24,149 - - - - - 24,149
S O'Connor
36,333 - - - - - 36,333
T Woodward
161,734 30,858 7,200 15,711 - 17,347 232,849
T Strydom
169,031 8,135 3,854 13,550 - 6,854 201,423
S Solanki
157,038 31,768 - 13,417 - 16,134 218,357

Total
548,285 70,761 11,054 42,678 - 40,335 713,111
2004
Primary
Post-employment
Equity
Name
Cash
salary
and fees
Cash
bonus
Non-
monetary
benefits
Super-
annuation
Retirement
benefits
Options
Total
$
$
$
$
$
$
$
M Jacobsen
260,790 50,000 11,320 20,642 - 14,106 356,858
F Hart
154,578 3,375 20,052 14,226 - 13,908 206,139
S Kenworthy
111,913 4,427 10,156 10,109 - - 136,605
T Woodward
135,246 31,802 16,835 14,646 - 7,694 206,223
S Solanki
154,697 12,188 - 12,385 - 5,130 184,400

Total
817,224 101,792 58,363 72,008 - 40,838 1,090,225

Service agreements

M Marriott, Chief Operating Officer
•
DRD Gold employee, seconded to Emperor -No fixed term commencing 1 June 2005.
•
Recharged by DRD Gold of the total remuneration package plus 10% relocation allowance for the portion of services provided to Emperor.

S O'Connor, Mine General Manager
•
DRD Gold employee, seconded to Emperor on a full time basis -No fixed term commencing 1 May 2005.
•
Recharged by DRD Gold of the total remuneration package plus 10% relocation allowance for the portion of services provided to Emperor.

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
29

27.
Director and executive disclosures (continued)

Remuneration of directors and executives (continued)

T Woodward, Technical Services Manager
•
Term of agreement- No fixed term commencing 11 October 1995.
•
Base Salary, inclusive of superannuation, for the year ending 30 June 2005 of $166,000.
•
No termination benefits.
•
Resigned on 12 August 2005.

T Strydom, Mine Operations Manager
•
Term of agreement- No fixed term commencing 2 October 2003.
•
Base Salary, inclusive of superannuation, for the year ending 30 June 2005 of $166,000.
•
No termination benefits.
•
Resigned on 31 August 2005.

S Solanki, Financial Controller
•
Term of agreement-No fixed term commencing 29 September 1999.
•
Base Salary, inclusive of superannuation, for the year ending 30 June of $150,000.
•
No termination benefits.
•
Resigned on 31 July 2005, from that date he has become a DRD Gold Australasia employee and has been seconded to Emperor.

Share-based compensation-Employees and Directors Incentive Share option Plan

The establishment of the Emperor Mines Limited Employees and Directors Incentive Share Option Plan was
approved by shareholders at the 1995 annual general meeting. Eligible participants of the Plan are employees (as determined by the Board) with not less than six months service and Directors upon appointment.

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:
Grant
date
Expiry
date
Exercise
price
Value per
option at
grant date
Date exercisable
29-11-01
28-11-06
$0.29
$0.16
33% after 30 Nov 02; 33% after 30 Nov 03;
34% after 30 Nov 04.
31-10-02
30-10-07
$0.57
$0.28
33% after 1 Nov 03; 33% after 1 Nov
04; 34% after 1 Nov 05.
02-12-04
02-12-09
$0.63
$0.235
33% after 2 Dec 05; 33% after 2 Dec 06;
34% after 2 Dec 07.

Options are granted under the plan for no consideration. Options are granted for a five year period, however may only be exercised as to 33.33% after 1 year of service from the date of grant, as to 66.66% after 2 years of service from the date of grant and 100.00% after 3 years of service from the date of grant.

Options granted under the Plan lapse after 5 years from the date of grant and after 90 days of the of the holder ceasing to be an eligible participant for any reason.

Options granted under the plan carry no dividend or voting rights.

The exercise price of options is determined at the absolute discretion of the Board giving consideration to share price on the day of issue.

Options terms altered
As per rule 6.8 of Emperor Mines Limited Employees and Directors Incentive Share Option Plan, the exercise price of all the unissued options was altered as a result of the Rights issue in November 2004.

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
30

27.
Director and executive disclosures (continued)
Remuneration of directors and executives (continued)

Rule 6.8 requires the exercise price of unissued options be reduced by a calculated theoretical value if the Company carry out Rights issue and
•
makes an offer of shares pro-rata to all or substantially all shareholders for a subscription price less than the market price and
•
no shares have been allocated to option holders.

The alteration details are as follows:
(a)   date of alteration: 12 November 2004
(b)   share price at grant date:$0.63
(c)   the terms of the options immediately prior to alteration
Option Class
No of Options
Exercise price
Expiry date
Vesting terms
EMP-AAD
225,000
0.34
28-Nov-06
33% after 30 Nov 02; 33%
after 30 Nov 03;
 34% after 30 Nov 04.
EMP-AAE
383,333
0.62
30-Oct-07
33% after 1 Nov 03; 33%
after 1 Nov 04;
34% after 1 Nov 05.
(d)   the terms of the options after alteration
Option Class
No of Options
Exercise price
Expiry date
Vesting terms
EMP-AAD
225,000
0.29
28-Nov-06
33% after 30 Nov 02; 33%
after 30 Nov 03;
34% after 30 Nov 04.
EMP-AAE
383,333
0.57
30-Oct-07
33% after 1 Nov 03; 33%
after 1 Nov 04;
34% after 1 Nov 05.
(e)   Difference in value per share
Option Class
Fair value per share
immediately before
alternation
Fair value per share
immediately after
alternation
Difference
EMP-AAD
$0.16
$0.30
$0.14
EMP-AAE
$0.28
$0.23
($0.05)
Fair value at alternation date are determined using a Black-Scholes option pricing model that takes into account the exercise price, the terms of the option, the vesting and criteria, the impact if dilution, the non-tradable nature of the option, the share price at the alteration date and expected price volatility of the underlying share, the expected divided yield and the risk free interest rate for the remainder term of the option.

The model inputs for options altered during the year ended 30 June 2005 included:
Option class–
EMP-AAD
Option class–
EMP-AAE
(a) exercise price 0.29 0.57
(b) grant date 29-Nov-01 31-Oct-02
(c) expiry date 28-Nov- 06 30-Oct 07
(d) alteration date 12-Nov-04 12-Nov-04
(e) share price at alteration date $0.63 $0.63
(f) expected volatility of the Company’s
shares
60% 60%
(g) expected dividend yield 0% 0%
(h) risk-free interest rate:5.067% 5.067% 5.067%
(i) expected vesting probability :80% 80% 80%

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
31

27.
Director and executive disclosures (continued)
Remuneration of directors and executives (continued)

Options provided as remuneration
Details of options over ordinary shares in the Company provided as remuneration to each director of Emperor
Mines Limited and each of the five specified executives of the consolidated entity are set out below. When exercised, each option is convertible into one ordinary share of Emperor Mines Limited. Further information on the options is set out in Note 31.
Name Number of options granted
during the 2005 year
Number of options vested
during the 2005 year
Directors of Emperor Mines Limited
M Jacobsen
250,000 91,666

Specified executives of the consolidated entity
M Marriott
- -
S O'Connor
- -
T Woodward
150,000 50,000
S Solanki
200,000 33,334
T Strydom
150,000 -

Shares provided on exercise of remuneration options
Name Date or exercise of options Number of ordinary shares
issued on exercise of
options during the 2005
year
Directors of Emperor Mines Limited
G B Starr
01-July-2004 500,000
M Jacobsen
01-July-2004 91,667

Specified executives of the consolidated entity
M Marriott
- -
S O'Connor
- -
T Woodward
01-July-2004
100,000
S Solanki
01-July-2004
66,666
T Strydom
-
-

The amounts paid per ordinary share by each director and executive on the exercise of options at the date of exercise were as follows:
Exercise date
Amounts paid per
share
01 July 2004 $0.30
01 July 2004 $0.34
01 July 2004 $0.62

No amounts are unpaid on any shares issued on the exercise of options.

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
32

27.
Director and executive disclosures (continued)

The numbers of options over ordinary shares in the Company held during the financial year by each director of
Emperor Mines Limited and each of the five specified executives of the consolidated entity are set out below.

Remuneration of directors and executives (continued)
Name
Balance at 1
July 2004
Granted
during the
year
Exercised
during the
year
Balance at
30 June
2005
Vested and
exercisable at
30 June 2005
Directors of Emperor Mines Limited
G B Starr 500,000 - (500,000) - -
M Jacobsen
183,333 250,000 (91,667) 341,666 91,666

Specified executives of the consolidated entity
M Marriott
- - - - -
S O'Connor
- - - - -
T Woodward
150,000 150,000 (100,000) 200,000 50,000
S Solanki
100,000 200,000 (66,666) 233,334 33,334
T Strydom
- 150,000 - 150,000 -

All options vested were exercisable at the end of the year. 2,383,333 options issued were not vested at reporting date.

Share holdings
The numbers of shares in the Company held during the 2005 financial year by each director of Emperor Mines
Limited and each of the five specified executives of the consolidated entity, including personally-related entities, are set out below.
Name Balance at 1
July 2004
Received during
the year on the
exercise of
options
Other
changes
during the
year
Balance at
30 June
2005
Directors of Emperor Mines Limited
Ordinary shares
J A Wall
112,792 - (112,792) -
D A Ballhausen 2,000 - (2,000) -
R M Willcocks 102,000 - (102,000) -
M Wellesley-Wood - - - -
R Johnson - - - -
I Murray - - - -

M Wellesley-Wood, and I Murray are Chief Executive officer and Chief Financial and Corporate Development officer of DRD Gold respectively. R Johnson is Divisional Director Australasia, of DRD Gold. DRD Gold held
71,511,904 shares in the Company at 30 June 2005 (30 June 2004: 29,413,015).
Name Balance at 1
July 2004
Received
during the
year on the
exercise of
options
Other
changes
during the
year
Balance at
30 June
2005
Specified executives of the consolidated entity
Ordinary Shares
M Marriott
- - - -
S O'Connor
- - - -
T Woodward
- 100,000 (100,000) -
S Solanki
- 66,666 (66,666) -
T Strydom
- - - -

Loans to directors and executives
No loans were made to directors of Emperor Mines Limited and five specified executives of the consolidated entity,

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
33

27.
Director and executive disclosures (continued)
Remuneration of directors and executives (continued)

Other transactions with directors and specified executives

Directors of Emperor Mines Limited
A director and chairman, J A Wall is a director is a shareholder of Jim Wall and Associates Pty Limited. Emperor
Mines Limited engaged his services on matters associated with the November 2004 Rights issue and on the financial and operational restructuring package during June 2005. The fees charged are comparable to similar transactions negotiated in the market.

A director, R M Willcocks is a director and shareholder of Dunraven Holding Pty Ltd (formally Elaland Pty
Limited). Emperor Mines Limited engaged his services during the year for evaluating financing options available for the proposed new power station at mine site and on matters associated with the November 2005 Rights issue.
The fees charged are comparable to similar transactions negotiated in the market.

A managing director, M Wellesley-Wood is the CEO of DRD Gold, Emperor’s major shareholder. Emperor Mines
Limited reimburses DRD Gold for his services as managing director of Emperor Mines Ltd. The fees charged are comparable to similar transactions negotiated in the market.

Amounts recognised as an expense in respect of the above
2005
2004
$’000
$’000
Business development
-
23
Power generation project
15
50
Due Diligence fees-Convertible note
6
-
Professional services
150
-
171
73

Amounts recognised as share issue cost
(Contributed equity)
Rights issue
66
-

Specified executives of the consolidated entity

No other transactions were carried out with specified executives outside the normal employment terms.

28.             Remuneration of auditors

This financial report prepared for the years ended 30 June 2005 and 30 June 2004 was audited by KPMG Sydney.
KPMG’s audit fees are being reimbursed by the consolidated entity’s major shareholder, DRD Gold Limited. No taxation or other services have been provided by KPMG to Emperor Mines Limited.

29.            Contingent liabilities

At 30 June 2005, the consolidated entity had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business amounted to $718,000 (2004 $659,000) to third parties.

The consolidated entity is defendant in various legal actions and the outcome of such actions are not expected to give rise to any significant loss not already provided for in the financial statements.

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
34

30.
Commitments for expenditure

Capital Commitments
2005
$'000
2004
$'000
Commitments for the acquisition of plant and
equipment contracted for at the reporting date
but not recognised as liabilities payable:
Within 1 year
799
803
Exploration Commitments
In order to maintain current rights of tenure to
exploration and mining tenements, the consolidated
entity has the following discretionary exploration
expenditure requirements up until expiry of the leases.
These obligations, which are subject to renegotiation
upon expiry of the leases, are not provided for in the
financial statements and are payable:
Within 1 year
165
558
Finance Leases
Commitments in relation to finance leases are
payable as follows:
Within 1 year
100
48
Later than 1 year but not later than 5 years
166
55
Minimum lease payments
266
103
Less: Future finance charges
(27)
(8)
Recognised as a liability
239
95
Representing lease liabilities:
Current (Note 16)
87
42
Non-current (Note 19)
152
53
239
95
The weighted average interest rate implicit in the leases is 8.8% (2004 - 8.4%).
Operating leases
Commitments for minimum lease payments in
relation to non-cancellable operating leases are
payable as follows:
Within one year
83
32
Later than one year but not later than 5 years
309
-
Commitments not recognised in the financial
statements
392
32
Future minimum lease payments expected to be
received in relation to non-cancellable sub-
leases of operating leases not recognised in the
financial statements

78

15

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
35

31.
Employee benefits
2005
$'000
2004
$'000
Employee benefit and related on-costs liabilities
Included in other creditors and accruals-current
(Note 15)
563
1,004
Provision for employee entitlements- current (Note
17)
1,166
1,350
Provision for employee entitlements- Non-current
(Note 21)
861
633
Aggregate employee benefit and related on-costs
liabilities
2,590
2,987

Employee numbers
2005
2004

Number of employees at reporting date
1,986
2,009

Employees’ and Directors’ Incentive Share option Plan
The establishment of the Emperor Mines Limited Employees’ and Directors’ Incentive Share Option Plan was
approved by shareholders at the 1995 annual general meeting.

Eligible participants of the Plan are employees (as determined by the Board) with not less than six months service and Directors upon appointment.

Options are granted under the plan for no consideration. Options are granted for a five year period, however may only be exercised as to 33.33% after 1 year of service from the date of grant, as to 66.66% after 2 years of service from the date of grant and 100.00% after 3 years of service from the date of grant. Options granted under the Plan lapse after 5 years from the date of grant and after 90 days of the of the holder ceasing to be an eligible participant for any reason.

The exercise price of options is determined at the absolute discretion of the Board. Options may not be issued under this Plan if, immediately following the issue, the total number of shares which would, on exercise of any such options if they were to be issued by the Company, when aggregated with the number of Shares issued by the
Company pursuant to any other Employee Share or Share Option Scheme during the previous five (5) years, would exceed five per cent (5%) of the total number of Shares in the share capital of the Company on issue at the proposed
Date of Issue (and disregarding any Shares issued or to be issued to a Director or to an employee situated at the time of the receipt of the offer or invitation outside Australia), or such other number of Options, from time to time, above which number the issue of Options would give rise to a requirement for the Company to prepare and issue a prospectus referable to the proposed issue of Options or Shares on exercise of the Options.

Set out below are summaries of options granted under the plan.
Grant
date
Expiry
date
Exercise
price
Balance at
the start of
the year
Issued
during the
year
Exercised
during the
year
Lapsed
during the
year
Balance at
the end of
the year
*
Number
Number
Number
Number
Number

2005
29-11-01
28-11-06
$0.30
500,000
-
(500,000)
-
-
29-11-01
28-11-06
$0.29
533,333
-
(308,333)
-
225,000
31-10-02
30-10-07
$0.57
500,000
-
(116,666)
(216,667)
166,667
02-12-04
02-12-09
$0.63
-
2,300,000
-
-
2,300,000
Total
1,533,333
2,300,000
(924,999)
(216,667)
2,691,667
*These exercise prices have been adjusted for the effect of the rights issue as disclosed in
Note 27.

2004
29-11-01
28-11-06
$0.30
500,000
-
-
-
500,000
29-11-01
28-11-06
$0.34
583,333
-
50,000
-
533,333
31-10-02
30-10-07
$0.62
500,000
-
-
-
500,000
Total
1,583,333
-
50,000
-
1,533,333

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
36

31.
Employee benefits (continued)

Options exercised during the financial year and number of shares issued to employees on the exercise of options.
Exercise date
Fair value of
shares at
issue date
2005
Number
2004
Number
01-Jul-2004 $0.78
924,999
-
22 Sep 2003 $0.34
-
50,000
924,999
50,000
Options vested at the reporting date
308,334
975,000

2005
$
2004
$
Aggregate proceeds received from
employees on the exercise of options
and recognised as issued capital
327,166
17,000

2005
$000
2004
$000
Fair value of shares issued to
employees on the exercise of options
as at their issue date
723
38

Superannuation Fund
The consolidated entity has a legal obligation to contribute to relevant superannuation plans. In Fiji, the funds are remitted to the Fiji National Provident Fund (a defined contribution retirement fund), a National regulatory body and a trustee managed employee super fund for expatriate employees. In Australia, Superannuation Guarantee (SG)
contributions are made to employee nominated trustee-administrated funds. These plans are generally funded by contributions from employees and by the consolidated entity, taking account of the statutory requirements of the relevant countries.

32.
Related parties
Directors and specified executives
Disclosures relating to directors and specified executives are set out in Note 27.

Other related parties
Since becoming a major shareholder in July 2004, DRD Gold have provided Emperor with mining and technical support on cost plus 10% relocation allowance. The aggregate amounts included in determination of loss from ordinary activities before income tax that resulted from transaction with each class of other related parties:
Un-audited
2005
$000
2004
$000
2003
$000
Professional services
150
- -
Mine-Technical Services
177
- -
Reimbursement of Expenses
220
- -
Sublease Income
10
- -

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
37

32.
Related parties (continued)

The aggregate amounts payable to each
class of other related parties:
Un-
audited
2005
$000
2004
$000
2003
$000
DRD Gold
169
- -

I Murray and R Johnson, non executive directors of the Company are Chief Financial and Corporate Development
officer of DRD Gold and Divisional Director DRD Gold Australasia respectively, are not compensated by the
Company or any of its subsidiaries.

33.
Investments in controlled entities

Name of entity
Country of
incorporation

Equity holding
2005
2004
%
%
Emperor Gold Mining Company
Limited
Fiji
100
100
Jubilee Mining Company Limited Fiji
100
100
Koula Mining Company Limited Fiji
100
100
Tuvatu Gold Mining Company
Limited
Fiji
100
100
Sovereign Insurance Company
Limited
Vanuatu
100
100
Emperor Finance Limited Australia
100
100
Emperor Australia Pty Limited Australia
100
100

(i)
All holdings are in the ordinary share capital of the undertaking concerned.

34.
Interest in joint venture

The consolidated entity’s 49% interest in a joint venture of South Pacific Infrastructure Pty Limited, incorporated on
5 January 2000, for the purpose of pursuing the development of infrastructure projects in the South Pacific was disposed of during the 2005 year. There has been no financial implication as a result of this disposal

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
38

35.
Reconciliation of operating loss from ordinary activities after income tax to net cashflows from operating activities
Un-audited
2005
2004 2003
$000
$000
$000
Operating (loss) after income tax
(33,734)
(4,930) (15,629)
Depreciation and amortisation
10,739
11,297 11,058
Exploration and evaluation expenditure
written off/provided against
318
159 829
Net loss/(profit) on sale of non-current assets
47
184 10
Non Cash borrowing cost
(157)
37 82
Impairment of mine assets
15,248
- -
Net exchange rate difference
43
(237) 50
Deferred tax provision
(60)
(235) (33)
Change in operating assets and liabilities:
- (Increase)/decrease in receivables
186
(802) 686
- (Increase)/decrease in inventories
4,355
(3,466) (552)
- (Increase)/decrease in other operating
assets
(129)
77 (1,152)
- (Decrease)/increase in trade creditors
(2,222)
1,990 2,701
- (Decrease)/increase in other operating
liabilities
2,576
2,282 5,724
- (Decrease)/increase in provision for
income tax
(2)
(182) 370
Net cash flow provided by/(used in)
operating activities
(2,792)
6,174 4,144
36.
Non-cash financing and
investing activities
Un-audited
2005
2004 2003
$000
$000
$000
Acquisition of light vehicles by means of
finance lease
191
- 164

37.
Events subsequent to balance date

(a)
Financing and operating assistance from DRD Isle of Man
On 29 August 2005 Emperor shareholders approved a $10,000,000 convertible loan facility to be provided by DRD
(Isle of Man) Limited (“DRD Isle of Man”). DRD Isle of Man is a 100% owned subsidiary of Emperor’s major shareholder, DRD Gold. The convertible loan facility is secured by a first ranking charge over Emperor’s 100%
interest in the Tuvatu Gold Prospect in Fiji. Amounts drawn down under this facility are subject to an interest charge at a rate of 9% per annum and the facility is repayable upon receipt of the Tuvatu Gold Prospect sale proceeds or by 31 December 2007.

The convertible loan facility is convertible, at DRD Gold’s election, into ordinary fully paid shares of Emperor at a conversion price equal to the lower of $0.30 per Emperor share or the 45 day volume weighted average price of
Emperor shares on Australian Stock Exchange prior to the date of conversion.

As at 13 December 2005 Emperor has fully drawn down this $10,000,000 convertible loan facility.

Emperor has also entered into an Operational Support Agreement whereby DRD Gold provides management and technical services to the consolidated entity.

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
39

37.
Events subsequent to balance date (continued)

(b)
Tuvatu Gold Prospect sale agreement
On 16 November 2005, Emperor agreed to sell its 100% interest in the Tuvatu Gold Prospect to Alcaston Mining
NL (“Alcaston”), an unrelated party, for $4,000,000 cash and 38,000,000 Alcaston shares issued at a deemed price of $0.15 per share.

Alcaston will also pay a $10 per ounce royalty to Emperor in respect of gold produced from the Tuvatu Gold
Prospect current resource area (as defined in the agreement), up to a maximum of $1,000,000 per annum and a total of $2,000,000.

For all gold produced outside the current resource area, an additional royalty of 1% of the value of all gold produced is payable (excluding the first 200,000 ounces of production).

This agreement requires Alcaston shareholder approval pursuant to section 611 of the Corporations Act as
Emperor’s ownership interest in Alcaston will exceed 20%. Following such approval it is anticipated that Mr.
Richard Johnson, an Emperor Director, will join the Board of Alcaston as a non-executive director.

(c)            Acquisition of DRD Gold’s Papua New Guinea assets
On 16 November 2005, Emperor concluded a sale and purchase agreement with DRD Gold, a related party, whereby Emperor acquires 100% of DRD Gold’s wholly owned subsidiary, DRD (Isle of Man) Limited (“DRD Isle of Man”).

DRD Isle of Man owns DRD Gold’s Papua New Guinea assets, comprising a 20% interest in the Porgera Joint
Venture (“Porgera”), a 100% interest in the Tolukuma Gold Mine (“Tolukuma”) and exploration tenements in
Papua New Guinea.

Before this sale and purchase transaction can occur, DRD Gold must restructure its offshore operations. This involves DRD Isle of Man transferring its 45.33% interest in Emperor and the $10,000,000 convertible loan facility it has extended to Emperor to DRD Gold (Offshore) Limited (“DRD Offshore”). DRD Gold will then sell DRD Isle of Man to DRD Offshore and DRD Offshore will on-sell DRD Isle of Man to Emperor.

The restructuring of DRD Isle of Man is subject, inter alia, to the following conditions precedent:
•
DRD Gold shareholder approval;
•
South African Reserve Bank (“SARB”), approval; and
•
Other regulatory consents.

The purchase consideration payable by Emperor to DRD Offshore is subject to certain completion adjustments to reflect the change in the capital position of both Emperor and DRD Isle of Man between 1 October 2005, which is the effective date, and completion of the transaction. The purchase consideration will be settled by a combination of new Emperor shares issued to DRD Offshore and cash.

The sale and purchase transaction between Emperor and DRD Offshore is subject, inter alia, to the following conditions precedent:
•
The restructuring of DRD Isle of Man becoming unconditional;
•
Approval by the Australian Foreign Investment Review Board;
•
SARB approval;
•
Emperor shareholder approval;
•
There being no material adverse change in either Emperor or the gold assets; and
•
A number of regulatory and banking consents and approvals being obtained in relation to the existing Vatukoula project debt facility from ANZ.
The independent Directors of Emperor have recommended that shareholders approve the transaction and have commissioned Grant Thornton Corporate Finance to prepare an independent expert’s report on the proposal for
Emperor shareholders. Emperor will circulate a shareholder notice relating to the purchase transaction to all
Emperor shareholders by the end of December 2005.

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
40

(d)
Intention to undertake a fundraising
On 17 November 2005, Emperor announced its intention to raise approximately US$15,000,000 through the placement of new shares following shareholder approval of the sale and purchase transaction with DRD Offshore.
On 5 December 2005 Emperor placed $8,800,000 of new shares with institutional investors and private shareholders. The balance of funds is expected to be raised in early 2006.

(e)
ANZ Bank standstill agreement
On 12 December 2005 Emperor entered a standstill agreement with ANZ Bank. Under this agreement the ANZ
Bank has agreed to:
•
Not enforce current covenants attached to the loan existing loan facility;
•
Postpone all principal repayments on the existing loan until 30 November 2006;
•
To make available further financial accommodation by way of equipment leasing to Emperor in an aggregate amount up to $4,000,000; and
•
Consent to the sale and purchase agreement described in Note 37(c)

The terms and conditions of this agreement are detailed in Note 19.

(f)
Proposed new ANZ new facility agreement
In order to fund Emperor’s cash component of the total consideration to be paid to DRD Offshore for the purchase of DRD Isle of Man and provide additional working capital, the ANZ Bank has provided Emperor with a term sheet to establish a new US$42,000,000 facility. This facility would include a project debt facility and a working capital facility.

The project debt facility would be available for drawdown from the date the sale and purchase agreement referred to in Note 37(c) is finalised until 30 June 2007. For amounts drawn down under the facility Emperor would be required to make interest only payments until 1 January 2007 when scheduled quarterly principle repayments commence. These repayments would continue until 31 December 2011 (5 years).

The Working Capital Facility would be available for general working capital purposes but not for the purpose of meeting interest or principal repayments under the Project Debt Facility. The Working Capital Facility would be available from the date the sale and purchase agreement referred to in Note 37(c) is finalised and would be renewable annually.

As a part of the overall facility, ANZ Bank will require Emperor to
•
Develop and maintain relevant risk management programs to mitigate interest rate, foreign exchange and commodity price movements;
•
Maintain an offshore Debt Service Reserve Account to fund the equivalent of the following 3 months of interest and principal repayments due; and
•
Satisfy the following financial covenants:
o
Debt Service Cover Ratio (“DSCR”) (both historic and forward looking) not less than 1.40;
o
Loan Life Cover Ratio (“LLCR”) not less than 1.50;
o
Project Life Cover Ratio (“PLCR”) not less than 1.80;
o
Reserve Life Cover Ratio (“RLCR”) not less than 1.30;
o
If, on any Calculation Date, any of the Financial Covenants are breached, then all free cash would be placed in a Lockup Account. If the Financial Covenant is not restored by the next Calculation Date, then all funds in the Lockup Account and all free cash would be applied to the repayment and permanent reduction of the Project Debt Facility until the Financial Covenants are restored.
Should amounts be drawn down under this facility prior to 30 June 2006, an additional funding review will be conducted by the ANZ Bank to ensure sufficient funds are available to fund a specific project in relation to the
Porgera mine.

The terms of the facilities are still being finalised and are subject to a number of conditions, including agreement on security of the facility and completion of the proposed sale and purchase agreement referred to in Note 37(c).

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
41

38.
Earnings per share
Un-audited
2005
$
2004
$
2003
$
Basic earnings (loss) per share
(0.23)
(0.04) (0.14)
Diluted earnings (loss) per share
(0.23)
(0.04) (0.14)
Un-audited
2005
Shares
2004
Shares
2003
Shares
Weighted average number of ordinary
shares used as the denominator in
calculating basic earnings per share.
143,879,606
118,956,338 111,975,657
Weighted average number of ordinary
shares and potential ordinary shares
used as the denominator in calculating
diluted earnings per share.
143,879,606
118,956,338 111,975,657
Un-audited
2005
$'000
2004
$'000
2003
$'000
Earnings used in calculating:
Basic earnings (loss) per share
(33,734)
(4,930) (15,629)
Diluted earnings (loss) per share
(33,734)
(4,930) (15,629)

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
42
39.
Impacts of Adopting Australian equivalents to International Financial Reporting Standards

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards
(IFRS) for application to reporting periods beginning on or after 1 January 2005. The AASB has issued Australian equivalents to IFRS, and the Urgent Issues Group has issued interpretations corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations
Committee. These Australian equivalents to IFRS are referred to hereafter as AIFRS. The adoption of AIFRS will be first reflected in the consolidated entity's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

Entities complying with AIFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of AIFRS to that comparative period. Most adjustments required on transition to
AIFRS will be made, retrospectively, against opening accumulated losses as at 1 July 2004.

The known or reliably estimable impacts on the financial report for the year ended 30 June 2005 had it been prepared using AIFRS are discussed below. The expected financial effects of adopting AIFRS for the statements of financial performance and the statements of financial position are commented upon below with descriptions of the differences. No material impacts are expected in relation to the statements of cash flows.

Although the adjustments disclosed in this note are based on management's best estimate of expected standards and interpretations, and current facts and circumstances, these may change. For example, amended or additional standards or interpretations may be issued by the AASB and the IASB. Therefore, until the consolidated entity prepares its first full AIFRS financial statements, the possibility cannot be excluded that the accompanying disclosures may have to be adjusted.

(a) Share Based Payments

Under AASB 2 Share-based Payment, from 1 July 2004 the Consolidated entity is required to recognise an expense for those options that were issued to employees under the Emperor Mines Limited Employees and Directors
Incentive Share Option Plan.

This will result in a change to the current accounting policy. Currently no expense is recognised for equity-based compensation.

The consolidated entity has utilised the available exemption within AASB 1 First-time Adoption of Australian
Equivalents to International Financial Reporting Standards for not recognising an adjustment for options issued prior to 7 November 2002 or which had vested prior to 1 January 2005.

If the policy required by AASB 2 Share-based Payment had been applied during the year ended 30 June 2005, the share based payment reserve within equity at 30 June 2005 would have been $105,000 and the employee benefit expense for the year ended 30 June 2005 would have been $105,000.

The options issued are measured at fair value at the grant date by using the Black-Scholes option pricing model.

There would have been no impact to accumulated losses at 1 July 2004 as the above adjustments only relate to options which have been granted after that date.

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
43

39. Impacts of Adopting Australian equivalents to International Financial Reporting Standards (continued)

(b) Income Tax

Under AASB 112 Income Taxes, deferred tax balances are determined using the balance sheet method which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the statement of financial position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

This will result in a change to the current accounting policy, under which deferred tax balances are determined using the income statement method, items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss and current and deferred taxes cannot be recognised directly in equity.

The consolidated entity does not currently recognise deferred tax balances due to the availability of unrecognised tax losses of $56,931,000 resulting primarily from operating losses of wholly owned subsidiaries.

The consolidated entity continues to examine the tax implications of the transition to AIFRS. At this stage the consolidated entity is not able to quantify with sufficient reliability to report the impact of AASB 112 Income
Taxes, at the date of transition to AIFRS or the impact on the earnings for 2005.

(c) Property, Plant and Equipment

Under AASB 116 Property, Plant and Equipment, from 1 July 2004 the consolidated entity is required to measure a tangible fixed asset after initial recognition under either of the models listed below:

(i) Cost Model
After recognition as an asset, an item of property, plant and equipment shall be carried at its cost less any accumulated depreciation and any accumulated impairment losses.

(ii) Revaluation model
After recognition as an asset, an item of property, plant and equipment whose fair value can be measured reliably shall be carried at a re-valued amount, being its fair value at the date of the revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses. Revaluations should be carried out with sufficient regularity to ensure that the carrying amount does not differ materially from that which would be determined using fair value.

The consolidated entity has elected to utilise the cost model from 1 July 2004. This is a change from the current accounting policy whereby property, plant and equipment could be re-valued. However, there will be no impact on the financial statements at 1 July 2004 and for the year ended 30 June 2005 as a result of this change in accounting policy.

(d) Effects of Changes in Foreign Exchange Rates

On the initial application of AIFRS, the Consolidated entity will elect to apply the exemption in AASB 1 First-time
Adoption of Australian Equivalents to International Financial Reporting Standards relating to the balance of the foreign currency translation reserve. The cumulative translation differences for all foreign operations represented in the foreign currency will be deemed to be zero at the date of transition to AIFRS.

This will result in the foreign currency translation reserve amounting to $20,432,000 being reclassified against accumulated losses at 1 July 2004.

(e) Financial Instruments

The consolidated entity will be taking advantage of the exemption available under AASB 1 First-time Adoption of
Australian Equivalents to International Financial Reporting Standards to apply AASB 132 Financial Instruments:
Disclosure and Presentation and ASAB 139 Financial Instruments: Recognition and Measurement only from 1 July
2005. This allows the consolidated entity to apply previous Australian generally accepted accounting principles
(“Australian GAAP”) to the comparative information of financial instruments within the scope of AASB 132 and
AASB 139 for the 30 June 2006 financial report.

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
44
Under AASB 132, the current classification of financial instruments issued by entities in the consolidated entity would not change.

39. Impacts of Adopting Australian equivalents to International Financial Reporting Standards (continued)

AASB 139 is likely to have the following impacts.

(i) Classification and measurement of financial assets and liabilities

Under AASB 139, financial assets held by entities in the consolidated entity will be classified as either at fair value through profit or loss, held-to-maturity, available for sale or loans and receivables and, depending on the classification, measured at fair value or amortised cost.

Under AASB 139, the following classifications will apply:

Loans and receivables and financial liabilities classifications will remain unchanged. Measurement of these instruments will initially be at fair value with subsequent measurement at amortised cost, using the effective interest method.

Debt investments will be classified as held-to-maturity investments. Measurement of these financial assets will initially be at fair value with subsequent measurement at amortised cost, using the effective interest method.

This does not effectively result in a change to the current accounting policy, under which financial assets are carried at the lower of cost and recoverable amount, with changes recognised in the profit or loss.

As a result of the application of the exemption referred to above, there would have been no adjustment to classification or measurement of financial assets or liabilities from the application of AIFRS during the year ended
30 June 2005. Changes in classification and measurement will be recognised from 1 July 2005.

(ii) Cash flow hedges

Forward gold contracts held and accounted for as hedge under the current accounting policy will not qualify for hedge accounting under AASB 139 because the appropriate documentation and other requirements have not been met.

Management will separately recognise at fair value all of the contracts, including those entered to cover future cash flows, on the opening balance sheet at 1 July 2005. The corresponding adjustment will be to the “Cash Flow
Hedging Reserve” in equity. Future movements in the fair value of the forward gold contracts will be recorded in the Statement of Financial Performance. This will result in a change to the current accounting policy whereby only the portion of the hedge book not accounted for under UIG 25 Redesignation of Hedges, as described below, was accounted for on the Statement of Financial Position and no entries were made to the Statement of Financial
Performance.

The “unrealised commodity loss” at 30 June 2005 amounting to $4,388,000 will be transferred to the “Cash Flow
Hedging Reserve” account in equity on the 1 July 2005.

In addition, the consolidated entity has a current accounting policy whereby the cumulative hedging loss is provided for in each period to coincide with the original anticipated transactions when they take place. This policy was adopted in 2003 in accordance with UIG 25 as a result of a redesignation which occurred in 2003. At 30 June 2005, a total of $8,542,000 has been deferred on the balance sheet in a "Provision for Hedge Redesignation" account. In accordance with AASB 1 and AASB 139, this treatment needs to continue prospectively (i.e. a continuation of the deferral of the hedging losses and the subsequent release of these losses to the Statement of Financial Performance in accordance with the original pattern of hedged transactions).

On 1 July 2005, the existing "Provision for Hedge Redesignation" will be transferred to a “Cash Flow Hedging
Reserve” in equity.

As a result of the application of the exemption referred to above, there would have been no adjustment to classification or measurement of cash flow hedges from the application of AIFRS during the year ended 30 June
2005. Changes in classification and measurement will be recognised from 1 July 2005.

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
45

39. Impacts of Adopting Australian equivalents to International Financial Reporting Standards (continued)

(f) Rehabilitation Provision

AASB 137 Provisions, Contingent Liabilities and Contingent Assets requires that the present value of restoration obligations associated with the mining operations be recognised as a noncurrent liability and the cost of future restoration be capitalised as part of the relevant project. The capitalised cost is then amortised over the life of the project and the provision is accreted periodically as the discounting of the liability unwinds. The unwinding of the discount is recorded as interest expense.

This differs to the current accounting policy where the Consolidated entity provides for or charges expenditures related to ongoing rehabilitation and restoration programmes, including exploration areas on non – freehold land, to costs of production as incurred.

As a result of this change in accounting policy, the following consolidated entity balances would have been different:

At 1 July 2004 on transition to AIFRS, a non–current provision for rehabilitation would be created for approximately $1,100,000 resulting in a net increase in accumulated losses of $1,100,000.

Under AIFRS the impact on earnings during the financial year to 30 June 2005 would have been an increase in the rehabilitation expense of $2,000.

(g) Revenue Recognition
Under AASB 118 Revenue, the point of sale will be recognised when the refinery process of the third party has been finalised and the sale transaction to the third party has been completed.

This will result in a change to the current accounting policy allowed under AASB 1022 Accounting for the
Extractive Industry as revenue is currently recorded at the point in time when the gold is taken off site from the mine by the transportation company.

There is no material impact of the above as at 1 July 2004 and no impact on earnings to 30 June 2005.

(h) Exploration Expenses
AASB 6 Exploration for and Evaluation of Mineral Resources was issued in December 2004 and replaces AASB
1022 Accounting for the Extractive Industry. The guidance specified by AASB 6 is broadly consistent with the factors used to determine whether or not an entity can continue to recognise its capitalised exploration and evaluation expenditures under AASB 1022.

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
46

40.
U.S. Generally Accepted Accounting Principles disclosures
The consolidated financial statements of Emperor Mines limited are prepared in accordance with Australia’s
Generally Accepted Accounting Principles (“AGAAP”). Certain significant differences exist between AGAAP and
U.S. generally accepted accounting principles (“U.S. GAAP”). The significant differences between AGAAP and
U.S. GAAP as they relate to the consolidated entity are presented throughout this note.

Reconciliation to U.S. GAAP
The following is a summary of the adjustments to net loss for the years ended 30 June 2005 and 2004 that would be required if U.S. GAAP had been applied instead of AGAAP.
2005
$000
2004
$000
Reconciliation of net loss – U.S. GAAP
Net loss as reported under AGAAP
(33,734)
(4,930)
add/(deduct)
Adjustments required to accord with U.S. GAAP:
Exploration expenditure
(a)
- (232)
Mine properties development–capitalisation and amortisation
(b)
(111) (290)
Plant and equipment–unit-of-production amortisation
(c)
(1,382) (966)
Impairment of mine assets
(d)
15,248 -
Borrowing costs
(e)
- 434
Restoration and rehabilitation costs
(g)
(2) (82)
Fair value accounting for derivatives
(h)
4,280 (12,764)
Deferred taxes
(i)
(77) (43)
Total adjustment 17,956 (13,943)
Net loss under U.S. GAAP (15,778) (18,873)
The following is a summarised income statement prepared in accordance with US GAAP.
Consolidated Income Statement – U.S. GAAP
2005
2004
$'000
$'000
Net sales 66,345 67,610
Operating costs
Cost of sales 74,391 63,325
Depreciation, amortisation and rehabilitation expense 8,818 7,424
Administrative expenses 1,792 1,888
Fair value accounting for derivatives (gain) loss (2,756) 14,919
Net foreign exchange gain (1,066) (834)
Total operating costs 81,179 86,722
Operating loss (14,834) (19,112)
Other income (expense)
Other income 64 542
Interest income 409 324
Interest expense (1,169) (566)
Total other income (expense) (696) 300
Loss before tax (15,530) (18,812)
Tax expense 248 61
Net loss under U.S. GAAP (15,778) (18,873)

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
47
40.
U.S. Generally Accepted Accounting Principles disclosures (continued)
Consolidated Income Statement – U.S. GAAP
2005
2004
Dollars
Dollars
Earnings per share – U.S. GAAP
Basic loss per share – continuing operations
(a)
(0.11)
(0.16)
Diluted loss per share – continuing operations
(b)
(0.11)
(0.16)
(a) Based on the weighted average number of shares on issue for the period (refer note 38).
(b) Based on the weighted average number of shares on issue for the period, adjusted to reflect the impact of the conversion of all dilutive potential ordinary shares to ordinary shares (refer note 38).

In accordance with FAS 128, the number of common shares used in computing EPS has been adjusted retroactively for the bonus element of the Emperor rights issue in 2005. This adjustment affects both 2005 and all prior periods presented.

The following reconciliation of comprehensive income reports changes in shareholders’ equity excluding those resulting from investments by shareholders and distributions to shareholders.
2005
$000
2004
$000
Reconciliation of comprehensive income – U.S. GAAP
Total changes in equity other than those resulting from transactions with owners under AGAAP
(35,545) (4,867)
Adjustments to reflect comprehensive income in accordance with
U.S. GAAP, net of income tax:
     Total U.S. GAAP adjustments to net loss per above
reconciliation 17,956 (13,943)
Change in foreign currency translation reserve attributable to
U.S. GAAP adjustments (389) (499)
Comprehensive income – under U.S. GAAP (17,978) (19,309)
The following is a summary of the adjustments to shareholders’ equity as at 30 June 2005 and 30 June 2004 that would be required if U.S. GAAP had been applied instead of AGAAP.
2005
$000
2004
$000
Reconciliation of shareholders’ equity
Shareholders’ equity under AGAAP 27,811 43,545
add/(deduct)
Adjustment required to accord with U.S. GAAP:
Exploration expenditure (234) (234)
Mine properties development – capitalisation and amortisation 31 142
Plant and equipment – unit-of-production amortisation (10,017) (8,635)
Impairment of mine assets 15,248 -
Borrowing costs 434 434
Restoration and rehabilitation costs (1,153) (1,150)
Fair value accounting for derivatives 4,703 423
Foreign currency translation reserve (389) (499)
Deferred taxes 251 154
Total adjustment 8,874 (9,365)
Shareholders’ equity under U.S. GAAP 36,685 34,180

The following are the variations in the balance sheet as at 30 June 2005 and 30 June 2004 that would be required if
U.S. GAAP had been applied instead of AGAAP.
The column headed ‘Unadjusted’ represents a U.S. GAAP format presentation of the assets, liabilities and shareholders’ equity which have been measured in accordance with AGAAP. The column headed ‘Adjustments’
represents the allocation of those measurement differences (presented in the ‘Reconciliation of shareholders’
equity’), which are required to derive a balance sheet in accordance with U.S. GAAP.

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
48

40.
U.S. Generally Accepted Accounting Principles disclosures (continued)
Balance Sheet – U.S. GAAP
AGAAP 30
June 2005
Adjustments
30 June 2005
U.S.
GAAP
30
June 2005
AGAAP 30
June 2004
Adjustments
30 June 2004
U.S.
GAAP
30
June 2004
$'000
$'000
$'000
$'000
$'000
$'000
Current assets
  Cash assets
3,733
3,733 3,658 3,658
  Receivables
3,210
3,210 3,396 3,396
  Inventories
7,413
7,413 11,768 11,768
  Other
643
643 303 303
  Deferred costs
183
183 187 187
  Deferred tax asset
-
232 232 - 191 191
Total current assets
15,182
232 15,414 19,312 191 19,503
Non-current assets
  Inventories
140
140 140 140
  Property, plant and equipment
49,066
5,840 54,906 65,365 (8,036) 57,329
  Deferred tax assets
398
11 409 340 (46) 294
  Deferred costs
417
417 624 624
  Restricted cash
3,195
3,195 3,594 3,594
  Unrealised commodity loss
4,388
(4,388) - 7,192 (7,192) -
Total non-current assets
57,604
1,463 59,067 77,255 (15,274) 61,981
Total assets
72,786
1,695 74,481 96,567 (15,083) 81,484
Current liabilities
  Payables
11,278
11,278 13,501 13,501
  Interest bearing liabilities
16,318
16,318 5,067 5,067
  Current tax liabilities
204
204 206 206
  Provisions
1,459
1,459 1,600 1,600
Total current liabilities
29,259
29,259 20,374 20,374
Non-current liabilities
  Payables
500
500 - - -
  Interest bearing liabilities
152
152 16,995 - 16,995
  Deferred tax liabilities
7
(7) - 9 (9) -
  Provisions
2,127
1,068 3,195 1,433 1,110 2,543
  Provision for hedging
  redesignation
8,542
(8,542) - 7,019 (7,019) -
  Fair value of hedges
4,690 4,690 7,392 7,392
  Unrealised commodity loss payable to
  counter party
4,388
(4,388) - 7,192 (7,192) -
Total non-current liabilities
15,716
(7,179) 8,537 32,648 (5,718) 26,930
Total liabilities
44,975
(7,179) 37,796 53,022 (5,718) 47,304
Net assets
27,811
8,874
36,685
43,545
(9,365)
34,180
  Contributed Equity
163,011
385 163,396 143,200 212 143,412
  Reserves
(22,243)
(389) (22,632) (20,432) (499) (20,931)
  Accumulated losses
(112,957)
8,878 (104,079) (79,223) (9,078) (88,301)
Total equity
27,811
8,874 36,685 43,545 (9,365) 34,180

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
49

40.
U.S. Generally Accepted Accounting Principles disclosures (continued)
The Emperor Mines Limited Statement of Consolidated Cash Flows has been prepared in accordance with AGAAP accounting standard AASB1026, the objectives and principles of which are similar to those set out in U.S. GAAP accounting standard SFAS 95 ‘Statement of Cash Flows’. The principal differences between the standards relate to the classification of items within the cash flow statement as well as the definition of cash and cash equivalents.
The statement below shows the adjustments to be made to the AGAAP cash flow statement to reclassify it to comply with U.S. GAAP for the two years ended 30 June 2005:
2005
$'000
2004
$'000
Reconciliation of Cash Flows – U.S. GAAP
Net cash (outflow)/inflow from operating activities in accordance with AGAAP
(2,792) 6,174
Exploration expenditure (318) (412)
Net cash (used in) provided by operating activities in accordance with U.S. GAAP
(3,110)
5,762
Capital expenditures (12,171) (21,473)
Acquisitions and disposals 38 50
Net cash used in investing activities in accordance with U.S.
GAAP
(12,133)
(21,423)
Proceeds from issuance of ordinary shares 19,811 17
Increase in interest bearing liabilities (2,442) 5,199
Borrowings under bank overdraft facility (2,331) 2,331
Proceeds from movement in restricted cash 399 1,331
Other (76) (107)
Net cash provided by financing activities in accordance with U.S.
GAAP
15,361
8,771
Exchange translation effects (43) 237
Net increase in cash and cash equivalents in accordance with U.S.
GAAP
75
(6,653)
Cash at beginning of year 3,658 10,311
Cash and cash equivalents at end of year
3,733
3,658

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
50

40.
U.S. Generally Accepted Accounting Principles disclosures (continued)
US GAAP adjustments
(a) Exploration expenditure
Under AGAAP, Emperor Mines Limited capitalises exploration expenditure provided that one of the following conditions is met:

(iii)
such costs are expected to be recouped through successful development and exploitation of the Vatukoula area of interest, or
(iv) exploration activities in the Vatukoula area of interest have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of recoverable mineral resources, and active and significant operations in relation to the area are continuing.

Exploration expenditure which fails to meet at least one of the conditions outlined above is written off. Exploration expenditure on areas of interest outside of the Vatukoula region is fully provided for. Expenditure is not carried forward in respect of any area of interest/mineral resource unless the consolidated entity’s rights of tenure to that area of interest are current.

Under U.S. GAAP, exploration costs are expensed as incurred, unless a final feasibility study indicates the existence of commercially recoverable reserves. Exploration balances capitalised by the consolidated entity under AGAAP have been expensed for U.S. GAAP.

(b) Mine properties development – capitalisation and amortisation

Under AGAAP, mine development expenditure incurred by or on behalf of the entity is accumulated separately for each area of interest in which economically recoverable reserves have been identified to the satisfaction of the directors. Such expenditure comprises net direct costs and appropriate portion of related overhead expenditure having a specific nexus with the development property. When further development expenditure is incurred in respect of a mine property after the commencement of production, such expenditure is carried forward as part of the mine property only when substantial future economic benefits are thereby established, otherwise such expenditure is classified as part of the cost of production.

Under U.S. GAAP, development costs incurred to develop or expand the capacity of operating mines are capitalised to the extent the costs are specific to an area containing proven and probable reserves as defined by SEC’s Industry
Guide 7 definitions. The costs related to areas not associated with proven or probable reserves are expensed as incurred.

Under AGAAP, Emperor Mines Limited amortises mine properties on the unit-of-production method which includes future capital expenditure and is based on the total number of ounces included in the Board approved mine plan at any point in time. The total number of ounces included in the mine plan is generally in excess of proven and probable reserves but less than available resources. The units-of-production basis under AGAAP results in an amortization charge proportional to depletion over the mine plan.

U.S. GAAP requires mine properties and development to be amortised over proven and probable reserves as determined by reference to SEC’s Industry Guide 7, and does not allow the use of future capital expenditure in the calculation of the amortisation of development expenditure. The units-of-production basis under U.S. GAAP results in an amortization charge proportional to depletion over the proven and probable reserves.

Emperor Mines Limited has prepared its capitalisation and amortisation for U.S. GAAP as follows:
•
The calculation of the U.S. GAAP adjustment is based on proven and probable reserves (excluding remnant stope pillars, mineralised stope pillars and tailings reserves) determined in accordance with the SEC Industry
Guide 7 based on independent review performed by a geologist specialist.
•
An allocation of the development expenditure balance between in-reserve (“IR”) and not in-reserve (“NIR”)
has been based on the number of tonnes mined from an IR area verses a NIR area. This data is readily available as it is reported annually in the statement of reserves which is prepared under the SEC Industry Guide 7.

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
51
40.
U.S. Generally Accepted Accounting Principles disclosures (continued)
•
The balance of development expenditure allocated to the IR area is amortised based on units-of-production over proven and probable reserves only. Only ounces produced from IR areas are used in this calculation; and
•
The balance of development expenditure allocated to the NIR area does not have any proven and probable reserves attached to it. Thus these NIR costs are expensed as incurred, except for the current developed face existing at period end.

(c) Plant and equipment – unit-of-production amortisation
Emperor Mines Limited under AGAAP depreciates life of mine assets, included in plant and equipment, on a unit-
of-production basis based on the total number of ounces included in the Board approved mine plan at any point in time. The total number of ounces included in the mine plan is generally in excess of proven and probable reserves but less than available resources. The units-of-production basis under AGAAP results in an amortisation charge proportional to depletion over the mine plan.

U.S. GAAP requires life of mine assets to be amortised over proven and probable reserves and determined by reference to SEC’s Industry Guide 7. The units-of-production basis under U.S. GAAP results in an amortisation charge proportional to depletion over the proven and probable reserves.

The calculation of the US GAAP adjustment is based on proven and probable reserves (excluding remnant stope pillars, mineralised stope pillars and tailings reserves) determined in accordance with SEC’s Industry Guide 7.

(d) Impairment of mine assets

Emperor Mines Limited recognised an asset impairment write down under AGAAP of $15.2 million for the 30 June
2005 financial year to the recoverable amount of its mining assets. Under AGAAP to the extent to which the net carrying value of non-current assets exceeds its recoverable amount that excess is recognised in the statement of financial performance as an impairment in the financial year in which this is determined. Based on Emperor Mines
Limited’s accounting policy, the expected net cash flows included in determining recoverable amounts of non-
current assets are discounted to their present values.

Under U.S. GAAP when an impairment test is undertaken, the carrying amount of an asset is first measured by reference to undiscounted cash-flows to assess if it is recoverable. Only if the asset is not recoverable on an undiscounted basis, must the entity measure impairment by comparing the asset’s carrying value to its fair value.
An impairment loss must be recognised in the income statement when an asset’s carrying amount is not recoverable and exceeds fair value. An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

The mining assets under U.S. GAAP have lower carrying values due to accelerated amortization over proven and probable reserves and due to more restrictive expense treatment for exploration and development expenditure compared to AGAAP. Under U.S. GAAP, the consolidated entity has determined the carrying amount of long-lived assets to be recoverable on an undiscounted basis. Thus the write down recorded in the AGAAP accounts for the period ended 30 June 2005 has been reversed for U.S. GAAP.
(e) Borrowing costs

Under AGAAP borrowing costs capitalised for the construction of qualifying assets includes a portion of interest expense, amortisation of ancillary costs incurred in connection with arrangement of borrowings, and foreign currency exchange gains or losses on foreign denominated borrowings specifically related to funding a project’s construction.

Under U.S. GAAP, foreign currency exchange gains or losses are not considered in determining the capitalisation of borrowing costs. The adjustment for U.S. GAAP includes the reversal of exchange gains and losses capitalised under AGAAP.

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
52

40.
U.S. Generally Accepted Accounting Principles disclosures (continued)

(f) Revenue recognition

Under AGAAP revenue is recognised as sales revenue when, there has been a passing of risk to the customer, and:

(i)    the product is in a form suitable for delivery and no further processing is required by, or on behalf, of the producer;
(ii)   the quantity and quality of the product can be determined with reasonable accuracy;
(iii)  the product has been dispatched to the customer and is no longer under the physical control of the producer (or property in the product has earlier passed to the customer); and
(iv) the selling price can be determined with reasonable accuracy.
U.S. GAAP requires the following four criteria to be met before revenue is realised or realisable and earned:

(i)   Persuasive evidence of an arrangement exists
(ii)  Delivery has occurred
(iii) Sellers price is fixed and determinable
(iv) Collection is reasonably assured

Based on the refining agreement with the consolidated entity’s single customer, the criteria is met upon customer acceptance. This presumes that such contractual customer acceptance provisions are substantive, bargained-for terms of an arrangement and pricing occurs upon customer acceptance. The outturn generally occurs within 2-4 business days after the delivery of the dore and it is at this point in time that the gold revenue is recognised under
U.S. GAAP.

Although the timing of revenue recognition can differ between U.S. GAAP and AGAAP, no differences existed as of 30 June 2005 and 30 June 2004. However, at 30 June 2003 the revenue recognition cut-off results in a U.S.
GAAP adjustment to record $910,000 of revenue and cost of sales in financial year ended 30 June 2004 instead of financial year ended 30 June 2003.

(g) Restoration and rehabilitation costs
Emperor Mines Limited under AGAAP did not provide for restoration and rehabilitation until the year ended 30
June 2005. Under AGAAP (pre-AIFRS), provisions are recorded for mine site rehabilitation on an incremental basis during the course of mine life. Provisions, which are determined on an undiscounted basis, include the following costs: reclamation, plant closure, waste site closure and monitoring activities. These costs have been determined on the basis of current costs, current legal requirements and current technology. The provision recorded was based on the incremental approach which is not consistent with the approach taken under U.S. GAAP.

U.S. GAAP principally requires that the asset retirement obligation (“ARO”) be determined when the obligation first occurred and requires an entity to create an asset and a liability at that date. U.S. GAAP only allows the accrual of ARO for which there are existing legal obligations associated with the retirement of a tangible long-lived asset and the amount of liability can be reasonably estimated.

Existing legal obligations can be established by an agreement between two or more parties, imposed by governmental units, or assumed through the legal doctrine of promissory estoppels. Emperor’s mining lease contains a provision to have a deposit with the Directors of Mines for good performance under the Mining Act. The relevant section of the Mining Act in respect of rehabilitation indicates that “when any mining tenement is terminated or abandoned for any reason whatsoever, the person whose tenement has been terminated or abandoned shall, not later than 30 days from the termination or abandonment of the tenements, fill up all shafts, pits, holes and other excavations or otherwise secure them in a permanent manner so as to prevent persons or livestock inadvertently entering therein, and shall remove all posts marking out the land the subject of the tenement”. The
U.S. GAAP adjustment made assumes that the provisions of the Mining Act create a legal obligation to restore and rehabilitate the mine properties and therefore a provision has been recognised. The adjustment for U.S. GAAP reflects the accretion of the ARO liability and for differences in application under the incremental approach under
AGAAP (pre-AIFRS).

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
53

40.      U.S. Generally Accepted Accounting Principles disclosures (continued)

(h) Fair value accounting for derivatives
Under AGAAP (pre-AIFRS) the consolidated entity deferred the gains and losses from derivatives until the derivatives were settled or the hedging relationships transpired. The hedge accounting requirements under AGAAP
(pre-AIFRS) are less rigorous than those required under U.S. GAAP.

Due to the extensive record-keeping required to designate and monitor derivative transactions as hedges for U.S.
GAAP, the consolidated entity marks to market its derivatives to the income statement. Management continues to believe its derivatives are economic hedges although they do not qualify as hedges for U.S. GAAP.

The consolidated entity has undergone a process to identify all derivatives, including potential embedded derivatives.
The consolidated entity’s interest rate swaps and the gold forward contracts meet the definition of a derivative under
U.S. GAAP.

The U.S. GAAP adjustment reflects the reversal of all derivative balances recognised under AGAAP, including the reversal of the ‘provision for hedging redesignation’. Had U.S. GAAP been applied to derivatives retrospectively, the
‘provision for hedging redesignation’ would not have been recorded. Additionally, the U.S. GAAP adjustment reflects the fair values of the consolidated entity’s interest rate swaps and the gold forward contracts at fair value on the balance sheet with changes recorded in the income statement.

(i) Deferred taxes

Accounting for income taxes under U.S. GAAP is based on a balance sheet approach whereas AGAAP (pre-AIFRS)
focuses on an income statement approach relative to deferred taxes. The U.S. GAAP term “temporary difference” is more comprehensive than the AGAAP term “timing difference.” U.S. GAAP considers all differences between financial statement carrying amounts and tax written-down values (referred to as “tax basis” in U.S. GAAP) to be temporary differences, and deferred tax assets and liabilities are required to be recorded for all temporary differences
(“comprehensive recognition”) with certain defined exceptions. The concept of a timing difference under AGAAP focuses on current period (that is, income statement) differences arising that impact the calculation of deferred income tax expense.

Under U.S. GAAP, deferred tax assets and liabilities shall be classified as current or non-current based on the classification of the related asset or liability for financial reporting purposes. A deferred tax liability or asset that is not related to an asset or liability for financial reporting (i.e. loss carryforwards), shall be classified according to the expected utilization of the tax loss carryforward. All current deferred tax assets and liabilities are netted and reported as either an asset or liability and all non-current deferred tax assets and liabilities are offset and reported as either a non-current asset or long-term liability, depending on the net result.

The resulting U.S. GAAP tax adjustments reflects an increase income tax expense by $77,000 and $43,000 for the years ended 30 June 2005 and 30 June 2004, respectively. Shareholders’ equity is increased (credited) by $251,000 and $154,000 as at 30 June 2005 and 30 June 2004, respectively.

(j) Foreign currency translation reserve

The adjustments recorded under U.S GAAP in the foreign controlled entities, when translated to reporting currency result in an adjustment to the foreign currency translation reserve. The ‘foreign currency translation reserve’ is more commonly referred to as the currency translation adjustment under U.S GAAP.

Emperor Mines Limited
Notes to the Financial Statements
for the year ended 30 June 2005
(In Australian Dollars unless otherwise stated)
54

40.
U.S. Generally Accepted Accounting Principles disclosures (continued)

(k) Impact of recently issued U.S. accounting standards

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting
Standards No.151 ‘Inventory Costs, an amendment of ARB No. 43, Chapter 4’ (SFAS 151). SFAS 151 requires abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) to be excluded from the costs of inventory and expensed as incurred. As such, the allocation of fixed production overheads to inventory is to be based on normal capacity of the production facilities. SFAS 151 is applicable for inventory costs incurred during the financial year beginning after 15 June 2005. The consolidated entity is currently assessing the impact of the adoption of this standard on its financial statement.

In December 2004, the FASB issued SFAS No. 153 ‘Exchange of Non-monetary Assets – An Amendment of APB
Opinion No.29’ (SFAS 153). SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. The standard specifies that an exchange of non-monetary assets has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-
monetary exchanges occurring in the financial year beginning after 15 June 2005. The consolidated entity is currently assessing the impact of the adoption of this standard on its financial statements.

In December 2004, the FASB also issued SFAS No. 123 (revised 2004) ‘Share-Based Payment’ (SFAS 123R), which requires all share-based payments to employees to be measured based on their fair value at grant date. The cost is to be recognised over the period during which an employee is required to provide service in exchange for the awards or the requisite service period. SFAS 123R is applicable for the financial year beginning after 15 June 2005. The consolidated entity will be required to apply SFAS 123R as of 1 July 2005 and intends to use the modified prospective method, as defined therein. SFAS 123R replaces SFAS 123 and supersedes APB Opinion 25. The consolidated entity is currently assessing the impact of the adoption of this standard on its financial statements.

In March 2005, the Emerging Issues Task Force of the FASB reached a consensus in Issue No. 04-6 ‘Accounting for
Stripping Costs Incurred During Production in the Mining Industry’ (EITF 04-6) that stripping costs incurred during the production phase of a mine are variable production costs. As such, stripping costs incurred during the production phase are treated differently to stripping costs incurred during the development phase, and should be included in the cost of the inventory produced during the period that the stripping costs are incurred. This consensus is applicable for the financial year beginning after 15 December 2005. The consolidated entity is currently assessing the impact of adopting EITF 04-6 on its financial statements.

In March 2005, FASB Interpretation No. 47 'Accounting for Conditional Asset Retirement Obligations an
interpretation of FASB Statement No. 143' (FIN 47) was issued. FIN 47 states that a conditional asset retirement obligation represents an unconditional obligation to perform an asset retirement activity where the timing or method of settlement are conditional on a future event that may or may not be within the control of the entity. The interpretation clarifies that an entity is required to recognise a liability for the fair value of a conditional asset retirement obligation, if the fair value of the liability can be reasonably estimated. Uncertainty about the timing or method of settlement of a conditional asset retirement obligation is factored into the measurement of the liability when sufficient information exists. SFAS 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. FIN 47 also clarifies the conditions when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for periods ending after 15 December 2005. The consolidated entity is currently assessing the impact of adopting FIN 47 on its financial statements.

In May 2005, the FASB issued SFAS No. 154 ‘Accounting Changes and Error Corrections’ (SFAS 154) which replaced APB No.20 ‘Accounting Changes’ and SFAS No. 3 ‘Reporting Accounting Changes in Interim Financial
Statements’. The standard changes the requirements in accounting and disclosure for a change in accounting principle.
Under SFAS 154, voluntary changes in accounting principles are to be reported using retrospective application unless it is impracticable to do so. The standard is effective for accounting changes and corrections of errors made in the period beginning after 15 December 2005.

55

Emperor Mines Limited
Directors’ Declaration

In the opinion of the directors of Emperor Mines Limited:

1.
the financial statements and notes set out on pages 1 to 54 are drawn up, in accordance with applicable
Australian Accounting Standards and other mandatory reporting requirements, so as to present fairly the financial position of the consolidated entity as at 30 June 2005 and 30 June 2004 and its performance, as represented by the results of its operations and its cash flows, for the financial years ended on those dates;
and

2.
there are reliable grounds to believe that the consolidated entity will be able to pays its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors.

JA Wall
/s/ JA Wall
/s/ M Wellesley-Wood
M Wellesley-Wood
Director Managing Director
13 December 2005

56
Report of Independent Registered Public Accounting Firm
The Board of Directors
Emperor Mines Limited:
We have audited the consolidated statements of financial position of Emperor Mines Limited and subsidiaries as of
June 30, 2005 and 2004, and the related consolidated statements of financial performance, and cash flows, for each of the years in the two-year period ended June 30, 2005. These consolidated financial statements are the responsibility of the Company’s directors. Our responsibility is to express an opinion on these consolidated financial statements, based on our audits, to the directors of the consolidated entity for the purpose of inclusion with
DRD Gold Limited’s (“DRD Gold), a major shareholder of Emperor, annual report on Form 20F filed in the United
States of America under the Securities Act of 1934. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the consolidated entity’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emperor Mines Limited and its subsidiaries as of June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the two-year period ended June 30, 2005, in conformity with generally accepted accounting principles in Australia.
Accounting principles generally accepted in Australia vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in
Note 40 to the consolidated financial statements.
The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(w) to the consolidated financial statements the Company has suffered recurring losses from operations and has a working capital deficit that raises substantial doubt about its ability to continue as a going concern. The Director’s plans in regard to this uncertainty are described in Note 1(w). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Sydney, Australia
KPMG
/s/ KPMG
13 December 2005